Exhibit 99.1

SECOND QUARTER REPORT 2010
JULY 29, 2010
Based on US GAAP and expressed in US dollars
For a full explanation of results, the Financial Statements and Management Discussion & Analysis, and mine statistics please see the Company’s website, www.barrick.com.

Barrick Reports Q2 2010 Financial and Operating Results
Highlights
•	Reported Q2 net income rose 59% to a record $783 million ($0.79 per share). Adjusted Q2 net income rose 76% to $759 million ($0.77 per share)[1] compared to $431 million ($0.49 per share) in Q2 2009. Operating cash flow rose 42% to $1.02 billion from $718 million in the prior year period and exceeded $2 billion in the first half of 2010.

•	Q2 gold production of 1.94 million ounces at total cash costs of $457 per ounce[1] or net cash costs of $358 per ounce[1], was ahead of plan on strong performance from the North and South America regions. Barrick remains on track with its original full year production guidance of 7.6-8.0 million ounces at total cash costs of $425-$455 per ounce or net cash costs of $345-$375 per ounce[2].

•	Lower cash costs in 2010 are expected to allow Barrick to fully capture the benefits of higher gold prices. Q2 cash margins increased 56% to $748 per ounce[1] from $479 per ounce in Q2 2009 and net cash margins increased 48% to $847 per ounce[1] from $571 per ounce in the prior year period.

•	Cortez Hills continues to exceed plan following its successful ramp-up in Q1. The Cortez property produced 0.29 million ounces at total cash costs of $308 per ounce in Q2 and is on track to exceed its original production guidance for 2010.

•	The Pueblo Viejo[3] and Pascua-Lama projects remain in line with their respective pre-production capital budgets with first production expected in Q4 2011 and Q1 2013, respectively. At full capacity and combined with Cortez Hills, these projects are forecast to contribute about 2.4 million ounces[4] of annual production at low cash costs.

•	The terms for $1.035 billion (100% basis) in non-recourse project financing for the Pueblo Viejo project were finalized during the quarter and approximately $780 million (100% basis) has been received in the first draw on this financing.

•	Barrick’s Board of Directors has authorized a quarterly dividend of 12 cents per share, which represents a 20% increase from the previous dividend[5]. The Company expects to move from a semi-annual dividend to a quarterly dividend going forward. The Company’s positive outlook on the gold price, combined with a strong financial position, quarter-end cash of $3.9 billion and $2.1 billion of operating cash flow in H1 2010, has allowed Barrick to continue to make high return investments in its project pipeline and at the same time increase its dividend. As the gold price has increased in the last five years, Barrick has increased its dividend by almost 120%.
Q2 production of 1.94 million ounces of gold at total cash costs of $457 per ounce or net cash costs of $358 per ounce was ahead of plan primarily due to strong performances from Cortez, Goldstrike, and Lagunas Norte. The realized gold price for the quarter was $1,205 per ounce1, $8 per ounce above the average spot price of $1,197 per ounce. Cash margins increased 56% to $748 per ounce from $479 per ounce in Q2 2009. Net cash margins increased 48% to $847 per ounce from $571 per ounce in the same prior year period.
     Adjusted Q2 net income rose 76% to $759 million ($0.77 per share), reflecting higher production and sales in conjunction with higher

[1]	Adjusted net income, total cash costs per ounce, net cash costs per ounce, realized price, cash margins and net cash margins per ounce are non-GAAP financial measures. See pages 38-44 of Barrick’s Second Quarter Report.

[2]	Based on an expected realized copper price of $3.00 per pound for full year 2010.

[3]	Barrick has a 60% share in the Pueblo Viejo project.

[4]	2.4 million ounces of production is based on the estimated cumulative average annual production in the first full 5 years once all are at full capacity, with the Cortez Complex including Pipeline.

[5]	Calculated based on converting previous semi-annual dividend of $0.20 per share to a quarterly equivalent.

BARRICK SECOND QUARTER 2010	PRESS RELEASE

realized gold prices, compared to $431 million ($0.49 per share) in Q2 2009. Reported Q2 net income of $783 million ($0.79 per share) before net adjustments of $24 million was a Company record. Operating cash flow rose 42% to $1.02 billion from $718 million in the prior year period.
     “We had another good quarter with solid operational and financial results. Our operating costs were stable and when combined with the higher realized gold price led to significant margin expansion, record quarterly earnings and strong cash flow generation,” said Aaron Regent, Barrick’s President and CEO. “We continued to advance our project pipeline in line with our plans. In particular, Cortez Hills has been completed and is performing exceptionally well and the construction of Pueblo Viejo and Pascua-Lama continue to move forward. The outlook for the price of gold remains very positive and Barrick will continue to be a major beneficiary.”
PRODUCTION AND COSTS
Q2 production of 1.94 million ounces at total cash costs of $457 per ounce or net cash costs of $358 per ounce exceeded plan. The Company continues to expect 2010 production to increase to 7.6-8.0 million ounces of gold at lower total cash costs of $425-$455 per ounce or net cash costs of $345-$375 per ounce. Total cash costs are expected to trend toward the higher end of the range primarily due to increased royalties as gold prices have traded higher6 and as a result of a change in the production mix.
     Following a strong Q1, the North America region delivered another quarter of results which were ahead of plan, producing 0.76 million ounces at total cash costs of $506 per ounce in Q2 on continued strong performances from Cortez and Goldstrike. With Cortez expected to exceed its original guidance, full year production for the region is now anticipated to increase to 3.125-3.175 million ounces of gold and total cash costs are anticipated to be at the higher end of the range of $450-$475 per ounce due to increased royalties and production taxes.
     The Cortez property continued to exceed plan, producing 0.29 million ounces at total cash costs of $308 per ounce on higher than expected grades from the Cortez Hills open pit and underground. Cortez Hills continues to operate under the terms of the tailored injunction issued by the District Court while the Bureau of Land Management completes a Supplementary Environmental Impact Study (SEIS) on three aspects identified by the 9th Circuit Court of Appeals. The Company continues to expect completion of the SEIS and a Record of Decision to be issued by year-end.
     The Goldstrike operation also performed ahead of plan, producing 0.30 million ounces at total cash costs of $566 per ounce in Q2 primarily due to better than expected grades from the open pit and higher roaster throughput. As planned, Goldstrike is expected to access higher grade material in the second half of the year.
     The South American business unit produced 0.57 million ounces at total cash costs of $233 per ounce in Q2. Lagunas Norte exceeded plan, producing 0.25 million ounces at total cash costs of $163 per ounce due to changes in the mine plan. As a result, production at Lagunas Norte is expected to be lower in the second half of the year, before increasing again in early 2011. The Veladero mine produced 0.26 million ounces at total cash costs of $279 per ounce and is expected to produce over 1.0 million ounces in 2010. Full year production for the South America region is now expected to decrease to 2.05-2.10 million ounces of gold at total cash costs of $240-$270 per ounce, primarily as a result of the changes in the mine plan at Lagunas Norte.
     The Australia Pacific business unit contributed production of 0.48 million ounces at total cash costs of $622 per ounce in Q2. The Porgera mine produced 0.12 million ounces at total cash costs of $617 per ounce. The region remains on track with its original production guidance of 1.85-2.00 million ounces of gold at total cash costs of $600-$625 per ounce.
     Attributable production from African Barrick Gold plc in Q2 was 0.13 million ounces at total cash costs of $609 per ounce7. Barrick’s share of full year production is now expected to decrease to 0.60-0.64 million ounces at higher total cash costs of $560-$600 per ounce as the Buzwagi mine continues to work through lower grade transition ore. Plant availability in the quarter was also impacted by a series of power outages and

[6]	Based on an increase in the gold price assumption to $1,150 per ounce from $1,050 per ounce.

[7]	US GAAP basis. ABG reports under an IFRS basis.

BARRICK SECOND QUARTER 2010	PRESS RELEASE

equipment issues which are being addressed. Production at Buzwagi is expected to increase in the second half of the year as primary sulfide ore becomes available for processing.
     Q2 copper production was 102 million pounds at total cash costs of $1.12 per pound and the Company remains on track with its full year copper production guidance of 340-365 million pounds at total cash costs of $1.10-$1.20 per pound.
     Utilizing option collar strategies, we have put in place floor protection on approximately 75% of our expected copper production for the remainder of 2010 at an average price of $2.16 per pound and can participate in copper price upside on approximately 100% of our expected remaining 2010 copper production to a maximum average price of $3.69 per pound. We have also hedged approximately 35% of our expected 2011 production through the use of collars with an average floor price of $3.00 per pound and an average ceiling price of $4.18 per pound.
     Barrick’s production base is underpinned by the industry’s largest, fully unhedged gold reserves of 139.8 million ounces, plus measured and indicated gold resources of 61.8 million ounces and inferred gold resources of 31.6 million ounces8.
PROJECTS UPDATE
     The Pueblo Viejo project in the Dominican Republic is advancing in line with its $3.0 billion capital budget (100% basis) and initial production continues to be anticipated in the fourth quarter of 2011. At the end of the second quarter, overall construction was more than 25% complete, approximately 70% of the capital had been committed and engineering and procurement by major EPCM contractors was about 95% complete. About 92,000 cubic meters of concrete or about 60% of the total have been poured and 5,000 tons of steel, representing about 30% of the total, have been erected. Two of the autoclaves are in country, one of which is expected to arrive on site imminently, and all four mills have been installed on their footings. Work continues toward achieving key milestones including the connection of power to the site, which is necessary to commence commissioning activities in the second half of 2011. The terms for $1.035 billion (100% basis) in non-recourse project financing for the project were finalized during the quarter and approximately $780 million (100% basis) has been received in the first draw on this financing. Barrick’s 60% share of annual gold production in the first full five years of operation is expected to average 625,000-675,000 ounces at total cash costs of $250-$275 per ounce9.
     At the Pascua-Lama project on the border of Chile and Argentina, detailed engineering and procurement is nearing completion and the project is on track to enter production in the first quarter of 2013. Major items that have been purchased or are subject to firm pricing include the mining equipment fleet, autogenous grinding (AG) and ball mills, the overland conveyor, and the primary and pebble crushers. The project remains in line with its pre-production capital budget of $2.8-$3.0 billion with over one-third of the capital committed. In Chile, the Barriales camp is essentially complete and substantial progress has been made on the Los Amarillos camp in Argentina. Construction of the Punta Colorada road is progressing well and earthworks have commenced with about 3.0 million tons moved to date. Average annual gold production is expected to be 750,000—800,000 ounces in the first full five years of operation at total cash costs of $20-$50 per ounce10 assuming a silver price of $12 per ounce. For every $1 per ounce increase in the silver price, total cash costs are expected to decrease by about $35 per ounce over this period.
     At the Cerro Casale project in Chile, the review of any additional permitting requirements before considering a construction decision is progressing. Engineering contractors have been selected and basic engineering has commenced. Pre-production capital is expected to be about $4.2 billion (100% basis) and Barrick’s 75% share of average annual production is anticipated to be about 750,000-825,000 ounces of gold and 170-190 million pounds of copper in the first five full

[8]	Calculated as at December 31, 2009 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Cerro Casale is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 23 -33 of Barrick’s 2009 Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

[9]	Based on gold price and oil price assumptions of $950 per ounce and $75 per barrel, respectively.

[10]	Total cash costs are calculated net of silver credits assuming silver, gold, and oil prices of $12 per ounce, $950 per ounce, $75 per barrel, respectively.

years of operation at total cash costs of about $240-$260 per ounce11 assuming a copper price of $2.50 per pound. A $0.25 per pound change in the copper price would result in an approximate $50 per ounce impact on the expected total cash costs per ounce over this period.
     At the 50% owned Donlin Creek project, further optimization studies are underway, primarily focused on the potential to utilize natural gas to reduce operating costs. Following completion of a scoping study for the natural gas option, in April 2010, the Board of Donlin Creek LLC approved a supplemental budget to proceed with revisions to the feasibility study to include the natural gas option. The feasibility study revisions are expected to be completed in the second quarter of 2011.
     At the Reko Diq project, in which Barrick owns a 37.5% interest, the initial mine development feasibility study together with an environmental and social impact assessment are being finalized. The feasibility study indicates pre-production capital of approximately $3.3 billion (100% basis) based on a 120,000 ton per day processing plant, which is capable of future expansions. Barrick’s share of average annual production for the first five full years of operation is expected to be about 100,000 ounces of gold at total cash costs of $420-$450 per ounce and 150-160 million pounds of copper at total cash costs of $1.00-$1.10 per pound12. Discussions with the Governments of Pakistan and Balochistan continue on such matters as investment protection, the outcome of which will inform the next steps taken by Barrick to advance the project.
FINANCIAL POSITION
At June 30, 2010, Barrick had the gold industry’s only ‘A’ credit rating, a cash balance of $3.9 billion and a $1.5 billion undrawn credit facility. The Company generated over $1 billion in operating cash flow during the quarter and $2.1 billion in operating cash flow in the first half of 2010. With the Company’s strong financial position and its positive outlook on the gold price, Barrick’s Board of Directors has authorized a quarterly dividend of 12 cents per share, which represents a 20% increase from the previous dividend. The quarterly dividend is to be paid on September 15, 2010 to shareholders of record as of the close of business on August 31, 2010. The Company expects to move from a semi-annual dividend to a quarterly dividend going forward13.
* * * *
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto and New York stock exchanges.

[11]	Based on gold price, copper price, and oil price assumptions of $950 per ounce, $2.50 per pound and $75 per barrel, respectively, and assuming a Chilean peso foreign exchange rate of 525:1.

[12]	Based on copper and gold price assumptions of $2.20 per pound and $925 per ounce, respectively.

[13]	The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

BARRICK SECOND QUARTER 2010	PRESS RELEASE

Key Statistics

Barrick Gold Corporation	Three months ended			Six months ended
(in United States dollars)		June 30,		June 30,
(Unaudited)	2010	2009	2010	2009
Operating Results
Gold production (thousands of ounces)[1]	1,944	1,866	4,005	3,621
Gold sold (thousands of ounces)[1]	1,912	1,882	3,965	3,596
Per ounce data
Average spot gold price	$1,197	$922	$1,152	$915
Average realized gold price[2]	$1,205	$931	$1,158	$923
Net cash costs[5]	358	360	346	378
Total cash costs[3]	457	452	446	467
Amortization and other[4]	132	116	127	114
Total production costs	589	568	573	581

Copper credits	99	92	100	89
Copper production (millions of pounds)	102	96	202	191
Copper sold (millions of pounds)	105	90	198	176
Per pound data
Average spot copper price	$3.18	$2.12	$3.23	$1.83
Average realized copper price[2]	$2.93	$3.18	$3.10	$3.09
Total cash costs[3]	1.12	1.25	1.09	1.28
Amortization and other[4]	0.21	0.21	0.21	0.23
Total production costs	1.33	1.46	1.30	1.51

Financial Results (millions)
Sales	$2,642	$1,965	$5,203	$3,740
Net income	783	492	1,541	863
Adjusted net income[6]	759	431	1,500	732
Operating cash flow	1,019	718	2,070	1,067
Per Share Data (dollars)
Net income (basic)	0.79	0.56	1.56	0.99
Adjusted net income (basic)[6]	0.77	0.49	1.52	0.84
Net income (diluted)	0.79	0.56	1.55	0.98
Weighted average basic common shares (millions)	985	873	985	873
Weighted average diluted common shares (millions)[7]	997	885	997	885

	As at	As at
	June 30,	December 31,
	2010	2009

Financial Position (millions)
Cash and equivalents	$3,851	$2,564
Non-cash working capital	615	655
Adjusted debt[8]	7,337	6,919
Net debt[9]	3,696	4,355
Equity	18,111	15,547

[1]	Production includes equity gold ounces in Highland Gold.

[2]	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 43 of the Company’s MD&A.

[3]	Total cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 40 of the Company’s MD&A.

[4]	Represents equity amortization expense, unrealized losses on non-hedge currency and commodity contracts and inventory purchase accounting adjustments at the Company’s producing mines, divided by equity ounces of gold sold or pounds of copper sold.

[5]	Net cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 40 of the Company’s MD&A.

[6]	Adjusted net income is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 38 of the Company’s MD&A.

[7]	Fully diluted, includes dilutive effect of stock options and convertible debt.

[8]	Adjusted debt is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 44 of the Company’s MD&A.

[9]	Net debt is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 42 of the Company’s MD&A.

BARRICK SECOND QUARTER 2010	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)				Total Cash Costs (US$/oz)
	Three months ended		Six months ended		Three months ended		Six months ended
	June 30,		June 30,		June 30,		June 30,
(Unaudited)	2010	2009	2010	2009	2010	2009	2010	2009

North America [1]	755	765	1,484	1,501	$506	$484	$513	$491
South America	566	442	1,225	838	233	277	215	283
Australia Pacific	482	488	971	977	622	552	599	580
African Barrick Gold[4]	132	163	309	290	609	539	613	549
Other	9	8	16	15	494	494	494	494

Total	1,944	1,866	4,005	3,621	$457	$452	$446	$467

	Copper Production (attributable pounds) (Millions)				Total Cash Costs (US$/lb)
	Three months ended		Six months ended		Three months ended		Six months ended
	June 30,		June 30,		June 30,		June 30,
(Unaudited)	2010	2009	2010	2009	2010	2009	2010	2009

South America	78	75	158	151	$1.06	$1.27	$1.06	$1.29
Australia Pacific	24	21	44	40	1.31	1.13	1.20	1.27

Total	102	96	202	191	$1.12	$1.25	$1.09	$1.28

	Total Gold Production Costs (US$/oz)
	Three months ended		Six months ended
	June 30,		June 30,
(Unaudited)	2010	2009	2010	2009

Direct mining costs at market foreign exchange rates	$440	$408	$432	$410
(Gains) losses realized on currency hedge and commodity hedge/economic hedge contracts	(7)	17	(10)	30

Adjustments to direct mining costs[3]	(5)	(1)	(5)	—
By-product credits	(15)	(8)	(14)	(8)
Copper credits	(99)	(92)	(100)	(89)

Cash operating costs, net basis	314	324	303	343
Royalties	34	30	33	29
Production taxes	10	6	10	6

Net cash costs[2]	358	360	346	378
Copper credits	99	92	100	89

Total cash costs[2]	457	452	446	467
Amortization	127	115	122	114
Adjustments to direct mining costs[3]	5	1	5	—

Total production costs	$589	$568	$573	$581

	Total Copper Production Costs (US$/lb)
	Three months ended		Six months ended
	June 30,		June 30,
(Unaudited)	2010	2009	2010	2009

Cash operating costs	$1.10	$1.24	$1.07	$1.28
Royalties	0.02	0.01	0.02	—

Total cash costs[2]	1.12	1.25	1.09	1.28
Amortization	0.21	0.21	0.21	0.23

Total production costs	$1.33	$1.46	$1.30	$1.51

[1]	Production includes an additional 50% interest in Hemlo from January 1, 2009 onwards and Barrick’s share of total cash costs increased to 100% effective May 1, 2009.

[2]	Total cash costs and net cash costs are non-GAAP financial performance measures with no standard meaning under US GAAP. See page 40 of the Company’s MD&A.

[3]	Represents unrealized losses on non-hedge currency and commodity contracts and the impact of Barrick Energy.

[4]	Figures relating to African Barrick Gold are stated at 100% up to March 31, 2010 and 73.9% thereafter.

BARRICK SECOND QUARTER 2010	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
This portion of the Quarterly Report provides management’s discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six month periods ended June 30, 2010, in comparison to the corresponding prior-year periods. This MD&A, which has been prepared as of July 28, 2010, is intended to supplement and complement the unaudited interim Consolidated Financial Statements and notes thereto, prepared in accordance with US generally accepted accounting principles (“US GAAP”), for the three and six month periods ended June 30, 2010 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 45 to 48. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited Consolidated Financial Statements for the three years ended December 31, 2009, the related annual MD&A included in the 2009 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso, Argentinean peso, British pound, Peruvian sol and Papua New Guinean kina versus US dollar); fluctuations in the market and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, United Kingdom, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.
Changes in Presentation of Non-GAAP Financial Performance Measures
We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” beginning on page 38 of our MD&A.
In this MD&A, we are introducing “Adjusted Debt” and “Net Debt” as new non-GAAP measures. We have adjusted our long-term debt to exclude fair value adjustments and our partner’s share of project financing and to include the remaining settlement obligation to close out the gold sales contracts. We have excluded the impact of fair value adjustments in order to reflect the actual settlement obligation in relation to the debt instrument. We have excluded our partner’s share of project financing, where Barrick has provided a guarantee only for its proportionate share of the debt. We have included the settlement obligation related to gold sales contracts because they have terms similar to long-term debt instruments and will be settled in cash. We then deduct our cash and equivalents (net of our partner’s share of cash held at Pueblo Viejo) to arrive at net debt.
These adjusted debt and net debt figures are more indicative of how we manage our debt levels internally than the US GAAP measure and we believe provide a meaningful measure for investors and analysts to evaluate our overall debt capacity, liquidity and capital structure.
Starting with this MD&A, we have also adjusted our gold total cash costs to remove the impact of ore purchase agreements that have economic characteristics similar to a toll milling arrangement. The cost of producing these ounces is not indicative of our normal production costs. Hence, we have removed such costs from total cash costs.
CONTENTS

2010 SECOND QUARTER AT A GLANCE	9

2010 OUTLOOK AND RECENT DEVELOPMENTS	12

MARKET AND OPERATIONAL OVERVIEW	14

OPERATING SEGMENTS REVIEW	17

REVIEW OF SIGNIFICANT INCOME AND EXPENSES	24

FINANCIAL CONDITION REVIEW	27

QUARTERLY INFORMATION	33

US GAAP CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES	33

NON-GAAP FINANCIAL PERFORMANCE MEASURES	38

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

2010 SECOND QUARTER AT A GLANCE
Financial and Operational Results1

($ millions, except per share, per	Three months ended June 30				Six months ended June 30
ounce/pound data in dollars)	2010	2009	$ Change	% Change	2010	2009	$ Change	% Change

Revenues	$2,731	$2,029	$702	35%	$5,367	$3,856	$1,511	39%
Net income	783	492	291	59%	1,541	863	678	79%
Per share[2] (“EPS”)	0.79	0.56	0.23	41%	1.56	0.99	0.57	58%
Adjusted net income[3]	759	431	328	76%	1,500	732	768	105%
Per share[2] (“adjusted EPS”)	0.77	0.49	0.28	57%	1.52	0.84	0.68	81%
EBITDA[3]	1,328	943	385	41%	2,723	1,591	1,132	71%
Operating cash flow	1,019	718	301	42%	2,070	1,067	1,003	94%
Capital expenditures – minesite sustaining[4]	241	186	55	30%	426	323	103	32%
Capital expenditures – minesite expansionary[4]	36	7	29	414%	58	13	45	346%
Capital expenditures – projects[4]	300	253	47	19%	597	479	118	25%

Total assets					30,585	25,331	5,254	21%

Total liabilities					12,474	8,748	3,726	43%

Net debt[5]					$3,696	$2,986	$710	24%

[1]	The amounts presented in this table include the results of discontinued operations.

[2]	Calculated using weighted average number of shares outstanding under the basic method.

[3]	Adjusted net income; adjusted EPS and EBITDA are non-GAAP financial performance measures with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 39 and page 42 of this MD&A.

[4]	Amounts presented are on a cash basis and projects amounts reflect our equity share of capital expenditures on our advanced projects. For a detailed reconciliation and further discussion, please see page 30 of this MD&A.

[5]	Net debt is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 44 of this MD&A.
Second quarter 2010 vs. Second quarter 2009
•	Net income and adjusted net income were both records for the quarter. Net income was $783 million, up 59% compared to $492 million recorded in the same prior year period. Adjusted net income was $759 million, up 76% from the same prior year period. Significant adjusting items in 2010 consisted of a $78 million current tax recovery related to legislative amendments in Australia; partially offset by $40 million in restructuring charges relating to restructuring costs for a long-term tire supply contract and severance arrangements, and $14 million in unrealized foreign currency translation losses primarily related to working capital balances in our Australia Pacific and South American regional business units.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	EPS and adjusted EPS were both records for the quarter. EPS for second quarter 2010 was $0.79, up 41% compared to the $0.56 recorded in the same prior year period. Adjusted EPS was $0.77, up 57% from the second quarter 2009. EPS and adjusted EPS reflect the impact of the issuance of 109 million common shares in third quarter 2009, which represented a 12% increase in common shares outstanding with a corresponding dilutive impact on both EPS and adjusted EPS.

•	EBITDA was $1,328 million for the three month period ended June 30, 2010, an increase of 41% over the comparable prior year period.

•	Operating cash flow for the second quarter 2010 was $1,019 million, an increase of 42% over the same prior year period.

•	Primary factors driving the increase in net income and EPS, adjusted net income and adjusted EPS, EBITDA and operating cash flow were higher realized gold prices and higher gold and copper sales volumes. Net income and adjusted net income were also impacted by higher amortization, higher income tax expense and higher interest expense as a result of debt issuances in 2009.
First six months 2010 vs. First six months 2009
•	Net income for the first half 2010 was $1,541 million, up 79% compared to $863 million recorded in the same prior year period. Adjusted net income was $1,500 million, up 105% from the same prior year period. Significant adjusting items in the first half of 2010 include the adjusting items impacting the second quarter along with a post-tax gain of $23 million related to the remeasurement of our previous interest in Cerro Casale recognized in the first quarter.
•	EPS for the first half of 2010 was $1.56, up 58%, compared to $0.99 recorded in the same prior year period. Adjusted EPS for the first half was $1.52, up 81% compared to the first half 2009.

•	EBITDA of $2,723 million for the first half of 2010 was up 71% from the same prior year period.

•	Operating cash flow for the first half 2010 was $2,070 million, an increase of 94% over the same prior year period.

•	Primary factors driving the increase in net income and EPS, adjusted net income and adjusted EPS, EBITDA and operating cash flow were higher realized gold prices and higher gold and copper sales volumes. Net income and adjusted net income were also impacted by higher amortization, higher income tax expense and higher interest expense as a result of debt issuances in 2009.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Key Operating and Financial Statistics

	Three months ended June 30				Six months ended June 30
	Gold		Copper		Gold		Copper
	2010	2009	2010	2009	2010	2009	2010	2009

Production (000s oz/millions of lbs) [1]	1,944	1,866	102	96	4,005	3,621	202	191
Sales
‘000s oz/millions lbs[1]	1,912	1,882	105	90	3,965	3,596	198	176
$ millions[2]	$2,381	$1,754	$327	$262	$4,682	$3,323	$638	$509
Market price[3]	1,197	922	3.18	2.12	1,152	915	3.23	1.83
Realized price[3,4]	1,205	931	2.93	3.18	1,158	923	3.10	3.09
Cost of sales ($ millions)	941	856	118	111	1,871	1,687	216	226

Total cash costs [1,3,5]	457	452	1.12	1.25	446	467	1.09	1.28

Net cash costs [1,3,5]	358	360			346	378

[1]	Reflects our equity share of production/sales.

[2]	Represents sales on a 100% consolidated basis ($millions).

[3]	Per ounce/pound weighted average.

[4]	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 43 of this MD&A.

[5]	Total cash costs and net cash costs are non-GAAP financial performance measures with no standard meaning under US GAAP. For further information and a detailed reconciliation to cost of sales, please see page 41 of this MD&A.
•	Revenue was up 35% and 39% for the three and six month periods ended June 30, 2010, respectively, over the comparable prior year periods due to higher realized gold prices and an increase in gold and copper sales volumes.

•	Cost of sales attributable to gold was $941 million and $1,871 million for the three and six month periods ended June 30, 2010, respectively, an increase of $85 million and $184 million, respectively, over the comparable prior year periods. The increases were primarily due to an increase in gold sales volumes and higher royalties and production taxes due to significantly higher market gold prices. We continue to expect to meet our cost of sales guidance of $3.4 billion to $3.8 billion in 2010.

•	Net cash costs per ounce for the second quarter 2010 were in line with the same prior year period and were down $32 per ounce or 8% for the six month period ended June 30, 2010 compared to the same prior year period. The decrease reflects the impact of significantly higher production at lower total cash costs both at Cortez and Veladero. Net cash costs also benefitted from an increase of $11 per ounce or 12% in copper credits largely due to higher copper production volumes and lower copper cash costs. We continue to expect to meet our net cash costs guidance of $345 to $375 per ounce in 2010.

•	Total cash costs per ounce for the second quarter were in line with the same prior year period, and 4% lower in the first half of 2010 compared to the same prior year period. The changes in total cash costs reflect the factors impacting net cash costs described above, except for the impact of copper credits. Total cash costs are expected to trend towards the higher end of our total cash costs guidance range of $425 to $455 per ounce in 2010, primarily due to higher royalties and production taxes as a result of the higher market gold price and less lower cost production in South America.

•	Copper cost of sales increased by 6% and decreased by 4% for the three and six month periods ended June 30, 2010, respectively, over the comparable prior year periods. For the three and six month periods ended June 30, 2010, total cash costs per pound were 10% and 15% lower, respectively, compared to the same prior year periods. These decreases are primarily due to lower operating costs at both Zaldívar and Osborne, and in the case of total cash costs per pound, higher production levels. We continue to expect to meet our full year guidance for cost of sales of $440 million to $460 million and total cash costs per pound of $1.10 to $1.20 in 2010.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Realized gold prices were up 29% and 25% for the three and six month periods ended June 30, 2010, respectively, over the comparable prior year periods primarily due to the rise in market prices. Realized copper prices were down 8% for the three month period ended June 30, 2010, compared to the same prior year period. This decrease was primarily due to negative mark to market adjustments on our copper concentrate receivables balance arising from the decline in copper prices in second quarter 2010 (from $3.55 per pound at the start of the quarter to $2.96 per pound at the end of the quarter).

•	Net cash margins for gold in second quarter 2010 and in first half 2010 were 48% higher and 49% higher, respectively, than the comparable prior year periods, primarily due to higher realized gold prices.
FULL YEAR 2010 OUTLOOK1

Latest 2010E

Gold
Production (millions of ounces)	7.6 - 8.0
Cost of Sales	3,400 - 3,800
Net cash costs ( $ per ounce)[2]	345 - 375
Total cash costs ($ per ounce)	425 - 455
Amortization ($ per ounce)	$130 - $135

Copper
Production (millions of pounds)	340 - 365
Cost of sales	440 - 460
Total cash costs ($ per pound)	1.10 - 1.20
Amortization ($ per pound)	0.20 - 0.25

Other amortization and accretion	125
Corporate administration	155
Exploration expense	170 - 180
Project expense, net (including equity)[3]	210 - 230
Other expense, net[4]	300 - 320
Interest income	15
Interest expense[5]	180 - 200
Special items gain(loss)[6]	~45
Capital expenditures – minesite sustaining	1,000 - 1,200
Capital expenditures – minesite expansion[7]	250 - 300
Capital expenditures – projects[8]	1,600 - 1,800
Effective income tax rate[9]	30%

[1]	The amounts presented in this table include the results of discontinued operations. Our latest 2010E is consistent with our previously announced guidance except as noted below.

[2]	Assuming an expected realized copper price of $3 per pound for full year 2010.

[3]	Represents Barrick’s equity share of expenditures.

[4]	Net of other income and excluding special items.

[5]	In first quarter, we decreased our guidance from $190 - $220 million principally due to a change in timing for the receipt of project financing from first quarter 2010 to second quarter 2010.

[6]	Guidance includes special items recorded in the first half of 2010, plus the estimated gain on sale of our Osborne property of $12 million expected to close in the second half of 2010. It does not include any estimated gain upon closing of the Sedibelo transactions.

[7]	Guidance has been increased from $225 — $275 million due to the acceleration of mine expansion at Bald Mountain.

[8]	Represents Barrick’s equity share of expenditures including capitalized interest of about $250 million in 2010 (2009: $257 million).

[9]	Excludes a $78 million tax recovery for legislative amendments in Australia that was recorded in second quarter 2010.
Total cash costs are expected to trend towards the higher end of the range mainly due to higher royalties as a result of the increase in gold prices and a shift in the mix of production with more higher cost North American production and less lower cost South American production than originally expected. In updating our total cash cost guidance, we have assumed an average per ounce market gold price of $1,150 for the second half of 2010. If market gold prices continue to rise, and average substantially more than $1,150 per ounce in the second half of 2010, this could impact our ability to remain within our original guidance range due to the impact on royalties and production taxes, although we would report significantly higher cash margins, with a corresponding significant benefit to our earnings and operating cash flow. A $50 per ounce increase in market gold prices would cause total cash costs to increase by $1 per ounce in the second half of the year ($2 per ounce on an annualized basis). Assuming production at the midpoint of our 2010 guidance and a 30% income tax rate, a $50 per ounce increase in the market gold price would result in $165 million higher operating cash flow and $131 million higher net income in the second half of 2010 ($330 million and $262 million on an annualized basis, respectively).

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT DEVELOPMENTS
Pueblo Viejo Project Financing Agreement
In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for our Pueblo Viejo project. The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing is divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively. Barrick and Goldcorp have each provided a guarantee for their proportionate share, which will terminate upon Pueblo Viejo meeting certain operating completion tests and which is subject to a carve out for certain political risk events. In June 2010, we received approximately $780 million (100% basis) in the first draw on this financing arrangement and these funds will be used to fund ongoing construction at the project.
Disposition of Osborne
In May 2010, we finalized an agreement to divest our Osborne copper/gold mine for cash consideration of approximately $15 million and a royalty from any future production to a cap of approximately $13 million. The divestiture is expected to close in third quarter 2010 and we expect to record a gain of approximately $12 million as a result of the transaction. The current mining plan had production from Osborne ceasing in 2010 and therefore the sale does not have a significant impact on our copper production guidance. This transaction allows us to monetize the remaining value associated with the fixed assets at the mine and the remaining mineral resources that were not included in our mining plan.
Barrick Energy Acquisitions
In second quarter 2010, we completed two acquisitions by our oil and gas subsidiary, Barrick Energy. In May 2010 we acquired Bountiful Resources for approximately $109 million and in June 2010 we acquired the Puskwa property from Galleon Energy Inc. for approximately $130 million. The properties acquired in these transactions are in close proximity to our existing operations and we expect to realize operational synergies once they have been integrated. Barrick Energy provides a natural economic hedge against our fuel price exposure and these acquisitions are expected to add approximately 0.6 million barrels of oil equivalent (“boe”) in the second half of 2010, bringing our total expected production for 2010 to about 2.1 million boe.
Increased Dividend
As a result of our positive outlook on the gold price, our strong financial position and robust operating cash flows, Barrick’s Board of Directors has authorized a quarterly dividend of US 12 cents per share, which represents a 20% increase from the previous dividend on an annualized basis. We expect to move from a semi-annual dividend to a quarterly dividend going forward1.
Disposition of 10% Interest in Sedibelo
In April 2010, we entered into an agreement to dispose of our 10% interest in the Sedibelo platinum project (“Sedibelo”) for consideration of $15 million to Platmin Limited (“Platmin”). Subsequently, the Bakgatla-Ba-Kgafela Tribe, owner of the remaining 90% interest in Sedibelo, informed us that they had validly exercised their pre-emptive right to prevent the sale from closing and have filed an action in the South African High Court against Barrick and Platmin. We believe that the right was not lawfully exercised and we will defend the action in court and seek confirmation of our rights pursuant to the arbitration provisions of the agreement between the parties.
In a separate agreement, we had agreed to transfer various long lead items required for the development of Sedibelo to Platmin for consideration of $45 million. This transaction has not closed as originally expected as a result of actions taken by the Bakgatla-Ba-Kgafela Tribe.
Acquisition of 64% Interest in REN Joint Venture
In April 2010, we entered into an agreement to acquire the remaining 64% interest in the REN joint venture from Centerra Gold Inc. for $35 million. The REN property is located next to the Goldstrike operations in Nevada. The transaction closed subsequent to quarter-end on July 2.
IPO of African Gold Mining Operations
In March 2010, we offered about 25% of the equity in African Barrick Gold plc (“ABG”) through an initial public offering (“IPO”) on the London Stock Exchange. ABG holds Barrick’s previously held African gold mines and exploration properties. ABG sold approximately 101 million ordinary shares in the offering, or about 25% of its equity and Barrick retained an interest in approximately 303 million ordinary shares, or about 75% of the equity of ABG. In April 2010, the over-allotment option was partially exercised resulting in a 1.1% dilution of our interest in ABG to 73.9%. The net proceeds to ABG from the IPO and the over-allotment option were approximately $884 million. As Barrick has retained a controlling interest in ABG, we will continue to consolidate their results and we have set up a non-controlling interest to reflect the change in our ownership interest.

[1]	The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on our financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Acquisition of Tusker Gold
In April 2010, ABG completed the acquisition of Tusker Gold Limited (“Tusker”) for aggregate net consideration of approximately $74 million. This acquisition has given ABG 100% ownership of Tusker and, as a result, full control of the Nyanzaga gold exploration project in Tanzania.
Acquisition of Additional 25% Interest in Cerro Casale
In March 2010, we completed the acquisition of an additional 25% interest in Cerro Casale from Kinross Gold Corporation (“Kinross”) for cash consideration of $454 million and the elimination of a $20 million contingent obligation which was payable by Kinross to Barrick on a construction decision. We now have a 75% controlling interest in the project and, as a result, we began consolidating 100% of the operating results, cash flows and net assets of Cerro Casale, with an offsetting non-controlling interest of 25%, prospectively as at March 31, 2010.
MARKET AND OPERATIONAL OVERVIEW
Gold and Copper Prices
Gold and copper prices have a significant impact on our operating earnings and ability to generate cash flows. During the quarter, the price of gold reached an all-time high of $1,265 per ounce and closed at $1,244 per ounce. The average market gold price of $1,197 per ounce was a new quarterly record and a $275 per ounce increase from the $922 per ounce average market price in the same prior year period.
The upward trend in the gold price has been primarily driven by the continuing macroeconomic uncertainty, particularly concerns over Eurozone sovereign default risk and the knock on effect on the global economic recovery. The rising gold price in conjunction with a strengthening US dollar demonstrates that gold is continuing in its traditional role as an alternative currency and a preferred safe haven in this uncertain economic environment. An increase in investment demand, together with underlying physical demand for jewelry and other uses have been the primary drivers of the rising gold price. Investor interest resulted in an increase of 9 million ounces in major global ETF holdings in the quarter, to a total of 65 million ounces. A continuation of these trends should be supportive of strong gold prices.
Gold prices also continue to be influenced by negative long-term trends in global gold mine production and the impact of central bank gold purchases. In second quarter 2010, gold sales by the central banks have not been significant.
Copper prices were volatile in the second quarter of 2010, trading in a range of $2.74 to $3.65 per pound. The average price in the second quarter was $3.18 per pound and the closing price was $2.96 per pound. Copper’s volatility in the quarter occurred mainly as a result of uncertainty regarding the pace of the global economic recovery, due to a slower than expected return to strong growth in OECD countries and economic policy tightening in China. Copper prices should continue to be primarily influenced by demand from Asia, global economic growth, availability of scrap metal and production levels of mines and smelters.
Utilizing option collar strategies, we have put in place floor protection on approximately 75% of our expected copper production for the remainder of 2010 at an average price of $2.16 per pound and can participate in copper price upside on approximately 100% of our expected remaining 2010 copper production to a maximum average price of $3.69 per pound. We have also hedged approximately 35% of our expected 2011 production through the use of collars with an average floor price of $3.00 per pound and an average ceiling price of $4.18 per pound.
Silver
At present, silver prices have a significant impact on the overall economics and expected gold total cash costs for our Pascua-Lama and Pueblo Viejo projects, which are both in construction. Silver prices do not significantly impact current operating earnings and cash flows or gold total cash costs. Silver traded in a range of $17.06 to $19.83 per ounce in the second quarter, averaged $18.33 per ounce and closed the quarter at $18.74 per ounce. During the quarter, silver generally traded in line with movements in the gold price rather than on its own physical supply and demand fundamentals. The physical silver market is currently in surplus and, while returning global economic health is expected to help improve industrial demand, the primary influence of prices should continue to be investor demand. Continued uncertainty in the global economy has also resulted in a strong investor appetite for silver.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Currency Exchange Rates
In second quarter 2010, both Australia and Canada continued to demonstrate that they have come out of the global economic crisis better than most OECD countries with the Central Bank of each country tightening monetary policy by raising benchmark interest rates in the quarter. However, due to concerns about the pace of global growth, specifically in large neighboring countries – China for Australia and the U.S. for Canada – the currencies of each country experienced significant volatility in the second quarter, with the Australian dollar trading in a range of $0.81 to $0.94 and the Canadian dollar trading in a range of $0.92 to $1.01, and closing at $0.84 and $0.94, respectively.
In the second quarter, we recorded gains in earnings of approximately $21 million for Australian dollar hedges (2009: $2 million loss), primarily impacting our gold production costs. We recorded a $5 million gain in earnings for Canadian dollar hedges (2009: $4 million loss), primarily impacting corporate administration costs. We are largely hedged for our Australian dollar operating expenditures and Canadian dollar administrative expenditures for the remainder of 2010, and consequently, further fluctuations of the US dollar against the Australian and Canadian dollars should not have a significant negative impact on our guidance for total cash costs or corporate administrative costs. We expect to record hedge gains of $24 million and $3 million for our Australian and Canadian dollar hedge positions, respectively assuming average market exchange rates of $0.84 and $0.94, respectively, for the second half of 2010. We also have Chilean peso contracts in place to hedge a portion of our operating expenditures, primarily at Zaldívar and our capital expenditures, primarily at the Pascua-Lama project.
A$ Currency Contracts

	A$:US$ contracts	Effective Hedge	% of Expected
	(A$ millions)	Rate	A$ Exposure[1]

2010[2]	719	0.81	100%
2011	1,538	0.77	97%
2012	1,182	0.75	84%
2013	882	0.72	72%
2014	515	0.75	46%
C$ Currency Contracts

	C$:US $ contracts[3]	Effective Hedge	% of Expected
	(C$ millions)	Rate	C$ Exposure[1]

2010[2]	202	1.08	98%
2011	298	1.06	73%
CLP Currency Contracts

	CLP$:US $ contracts	Effective Hedge	% of Expected
	(CLP $ millions)[4]	Rate	CLP$ Exposure[5]

2010[2]	98,993	543	100%
2011	172,595	545	100%
2012	71,800	546	86%

[1]	Includes all forecasted operating, sustainable and eligible project capital expenditures.

[2]	Amounts presented represent contracts for the remaining period of 2010.

[3]	Includes 64 million C$dollar contracts with a cap and floor of $1.04 and $1.10.

[4]	CLP 6,120 million collar contracts are an economic hedge on of capital expenditures, primarily at our Pascua-Lama project with a cap and floor of 510 and 569, respectively. The CLP exchange rate was 546 at June 30, 2010.

[5]	Includes all forecasted operating, sustainable and forecasted project capital expenditures.
Fuel
The price of crude oil traded in a range of $64 to $87 per barrel, closing at $76 per barrel and averaging $78 per barrel in the quarter, compared to an average of $60 per barrel in the same prior year period.
We directly consume about 3.5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and therefore its price is subject to a similar volatility that is affecting crude oil prices. Volatility in crude prices has a significant direct and indirect impact on our production costs. In order to mitigate this volatility over the next few years, we have a fuel hedge position of 4.9 million barrels at an average price of $91 per barrel, which is primarily designated for our Nevada-based mines.
Financial Fuel Hedge Summary

	Barrels[1]	Average	% of Expected
	(thousands)	Price	Exposure

2010[2]	1,256	101	64%
2011	2,390	93	71%
2012	830	75	26%
2013	440	63	14%

[1]	Refers to hedge contracts for a combination of WTI, WTB, MOPS and JET.

[2]	Amounts presented represent the remaining position for 2010.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

In second quarter 2010, we recorded hedge losses in earnings of approximately $16 million on our fuel hedge positions (2009: $56 million loss) and expect to record hedge losses of approximately $10 million in the second half of 2010 based on an assumed average market WTI crude oil price of $76 per barrel.
In addition, our wholly-owned subsidiary, Barrick Energy, provides a natural hedge against our fuel price exposure and including the impact of our property acquisitions in second quarter 2010, is expected to produce approximately 2.1 million boe in 2010. The net contribution from Barrick Energy resulted in a reduction in total cash costs of $5 per gold ounce in the first half of 2010. In the second half of 2010, assuming an average market WTI crude price of $76 per barrel, we expect Barrick Energy to contribute a net reduction of $9 per gold ounce to total cash costs. The net contribution from Barrick Energy, together with our financial fuel hedges, provide a hedge for approximately 95% of our estimated fuel consumption for the remainder of 2010.
US Dollar Interest Rates
Beginning in late 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25%. The benchmark rate was kept at this level through the second quarter of 2010. We expect that short-term rates will remain at low levels into 2011, with the US Federal Reserve continuing to use monetary policy initiatives in an effort to keep long-term interest rates low. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions and credit markets normalize.
At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($3.9 billion at June 30, 2010); the mark-to-market value of derivative instruments; , the fair value and ongoing payments under US dollar interest-rate swaps; and the interest payments on our variable-rate debt ($1.5 billion at June 30, 2010). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.
Operational Overview

	Three months ended June 30			Six months ended June 30
	2010	2009	% Change	2010	2009	% Change

Gold
Ore tons mined (000s)	39,262	40,989	(4%)	76,192	86,431	(12%)
Waste tons mined (000s)	141,451	144,375	(2%)	285,426	265,046	8%
Total tons mined (000s)	180,713	185,364	(3%)	361,618	351,477	3%

Ore tons processed (000s)	35,263	41,689	(15%)	73,519	87,648	(16%)
Average grade (ozs/ton)	0.063	0.052	21%	0.063	0.049	29%
Recovery rate	87.9%	86.1%	2%	86.9%	84.3%	3%
Gold produced (000s/oz)	1,944	1,866	4%	4,005	3,621	11%
Copper
Ore tons mined (000s)	14,482	11,279	28%	25,454	26,613	(4%)
Waste tons mined (000s)	6,226	7,964	(22%)	12,793	16,424	(22%)
Total tons mined (000s)	20,708	19,243	8%	38,247	43,037	(11%)
Ore tons processed (000s)	15,419	10,806	43%	25,911	26,177	(1%)
Average grade (percent)	0.619	0.649	(5%)	0.643	0.608	6%
Copper produced (millions/lbs)	102	96	6%	202	191	6%
Gold production for the second quarter and first half of 2010 was higher over the comparable prior year periods. The increase in the first half of the year was primarily due to increased production at Cortez, Veladero, Lagunas Norte and Buzwagi; partially offset by a decrease in production at Goldstrike, Ruby Hill, Golden Sunlight, Porgera and Pierina. We expect production to be slightly lower in the second half of the year, primarily due to lower ABG production as well as lower production at Lagunas Norte and Pierina due to a revision to the mine sequencing plan. We remain on track to meet our production guidance of between 7.6 and 8.0 million ounces of gold in 2010.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

In second quarter 2010, total tons mined decreased slightly over the same prior year period mainly due to decreased mining activity at Goldstrike, Veladero and Kanowna. The decrease was partially offset by an increase in mining activity at Cortez.
In the first half 2010, total tons mined increased slightly over the prior year period mainly due to increased mining activity at Cortez Hills, at Buzwagi, which entered production in May 2009, and at Bald Mountain, which has entered an expansion phase. These increases were partially offset by decreased mining activity at Veladero, Kalgoorlie and Porgera.
Ore tons processed decreased for the second quarter and first half of 2010 by 15% and 16% respectively over the same prior periods primarily due to fewer ore tons processed at Cortez and Bald Mountain. The decreased tons mined did not have any impact on overall production due to higher ore grades.
Copper production in the second quarter and first half of 2010 of 102 million pounds and 202 million pounds, respectively, were in line with production levels of the same prior year periods. Our estimated 2010 copper production guidance remains between 340 to 365 million pounds and reflects the sale of Osborne in third quarter 2010.
OPERATING SEGMENTS REVIEW
We report our results of operations using a geographical business unit approach, with producing mines concentrated in three regional business units: North America, South America and Australia Pacific. We also hold a 73.9% equity interest in the newly listed company ABG, which includes our previously held African gold mines and exploration properties. In addition, we have a Capital Projects segment, distinct from our regional business units, to focus on managing projects. This structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
In first quarter 2010, we revised the format of information provided to the Chief Operating Decision Maker to better reflect management’s view of the operations. The primary change involves the presentation of minesite exploration and project development, RBU costs and other expenses (income) as a component of Segment Income. Previously, these expenditures were monitored separately. Accordingly, we have revised our operating segment review to be consistent with those reporting changes, with restatement of comparative information to conform to the current period presentation.
North America
Key Operating Statistics

	Three months ended June 30			Six months ended June 30
	2010	2009	% Change	2010	2009	% Change

Total tons mined (000s)	103,185	101,386	2%	207,528	190,682	9%
Ore tons processed (000s)	10,033	14,956	(33%)	21,407	35,067	(39%)
Average grade (ozs/ton)	0.088	0.058	52%	0.080	0.049	63%
Gold produced (000’s/oz)	755	765	(1%)	1,484	1,501	(1%)
Cost of sales ($ millions)	$378	$384	(2%)	$752	$744	1%
Total cash costs (per oz)	$506	$484	5%	$513	$491	4%
Segment income ($ millions)	$363	$306	19%	$635	$488	30%
Amortization ($ millions)	$117	$98	19%	$226	$178	27%
Segment EBITDA[1] ($ millions)	$480	$404	19%	$861	$666	29%

[1]	EBITDA is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 42 of this MD&A.
Segment EBITDA and segment income increased by $76 million and $57 million, respectively, in the second quarter of 2010 and $195 million and $147 million, respectively, in the first half of 2010, compared to the same prior year periods. The increases were primarily as a result of higher realized gold prices. Segment income was also impacted by higher amortization expense as a result of Cortez Hills entering production in first quarter 2010.
Gold production for the second quarter and first half of 2010 was in line with production levels in the same prior year periods, with higher production at Cortez, due to the start up of production at Cortez Hills, offset by lower

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

production at Goldstrike, Golden Sunlight, Hemlo and Ruby Hill.
Production at Cortez for the second quarter and first half of 2010 increased by 149% and 172%, respectively, over the same prior year periods, mainly as a result of the commencement of production at the Cortez Hills open pit in the first quarter of 2010. At Goldstrike, production for the second quarter and first half of 2010 decreased by 33% over the same prior year periods, primarily as a result of the planned partial shutdown of the autoclave in the second half of 2009 due to a decrease in ore suitable for acidic autoclaving, as well as mine sequencing that has resulted in lower grade areas being mined in 2010. Golden Sunlight was not in production in the first half of 2010 as it entered an extended redevelopment phase during 2009 and is not expected to produce gold again until 2011. Hemlo’s production for the second quarter and first half of 2010 decreased by 28% and 26%, respectively, over the same prior year periods due to the processing of lower grade ore. Ruby Hill’s production for the second quarter and first half of 2010 decreased by 68% and 64%, respectively, over the same prior year periods due to increased waste stripping, which resulted in a decrease in available ore tons for the mill.
Cost of sales decreased by $6 million or 2% for the second quarter, and increased by $8 million or 1% for the first half of 2010, compared to the same prior year periods. Over the same prior year periods, total cash costs per ounce were up by 5% to $506 for the second quarter and up 4% to $513 for the first half of this year, primarily due to higher royalties and production taxes as market gold prices were at higher levels compared to 2009.
We expect full year production for the region to be in the range of 3.125 to 3.175 million ounces, compared to our original guidance 2.95 to 3.10 million ounces, reflecting increased production at both Cortez and Goldstrike in the first half of the year due to better than expected ore grades. Total cash costs are expected to be at the higher end of our original guidance range of $450 to $475 per ounce, primarily due to higher royalties and production taxes attributable to an increase in our gold price assumption.
South America
Key Operating Statistics

	Three months ended June 30			Six months ended June 30
	2010	2009	% Change	2010	2009	% Change

Gold
Total tons mined (000s)	37,392	39,173	(5%)	74,186	77,354	(4%)
Ore tons processed (000s)	16,545	17,558	(6%)	34,311	35,264	(3%)
Average grade (ozs/ton)	0.038	0.033	15%	0.042	0.031	35%
Gold produced (000’s/oz)	566	442	28%	1,225	838	46%
Cost of sales ($ millions)	$130	$127	2%	$260	$242	7%
Total cash costs (per oz)	$233	$277	(16%)	$215	$283	(24%)
Segment Income ($ millions)	$452	$243	86%	$967	$430	125%
Amortization ($ millions)	$50	$33	52%	$98	$63	56%
Segment EBITDA ($ millions)	$502	$276	82%	$1,065	$493	116%
Copper
Copper produced (millions of lbs)	78	75	4%	158	151	5%
Cost of sales ($ millions)	$85	$94	(10%)	$161	$192	(16%)
Total cash costs (per oz)	$1.06	$1.27	(17%)	$1.06	$1.29	(18%)
Segment Income ($ millions)	$141	$102	38%	$290	$193	50%
Amortization ($ millions)	$21	$19	11%	$40	$37	8%
Segment EBITDA ($ millions)	$162	$121	34%	$330	$230	43%
Segment EBITDA and segment income for the gold segment increased by $226 million and $209 million, respectively, in the second quarter of 2010 and $572 million and $537 million, respectively, in the first half of 2010, compared to the same prior year periods. These increases were primarily as a result of higher realized gold prices and sales volumes, and lower total cash costs.
Gold production for the second quarter and first half of 2010 was 28% and 46% higher, respectively, than the comparable prior year periods, as Veladero started to access higher grades from both the Amable and Federico pits and also experienced improved operating performance as a result of the start-up of the crusher circuit expansion in the second half of 2009. Production at Lagunas Norte increased in the first half of 2010 due

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

to changes in the mine plan which are expected to result in lower production in the second half of the year.
Cost of sales attributable to gold increased by $3 million, or 2%, and $18 million, or 7%, for the second quarter and first half of the year, respectively, over the comparable prior year periods. Cost of sales was higher primarily due to the higher sales volumes at Veladero and Lagunas Norte. Over the same prior year periods, total cash costs per ounce were down 16% to $233 for the second quarter and down 24% to $215 for the first half of this year primarily as a result of significantly lower total cash costs at Veladero due to increased production levels.
We expect full year gold production to be in the range of 2.05 to 2.10 million ounces, compared to our original guidance of 2.11 million to 2.25 million ounces, reflecting lower expected production in the second half 2010 mainly as a result of a changes in the mine sequencing plan at both Lagunas Norte and Pierina. As a result, total cash costs are expected to increase in the second half of 2010, but we continue to expect to be in line with our original guidance of $240 to $270 per ounce for the full year.
Segment EBITDA and segment income for the copper segment increased by $41 million and $39 million, respectively, in the second quarter of 2010 and $100 million and $97 million, respectively, in the first half of 2010, compared to the same prior year periods. The increases were primarily as a result of higher copper sales volume and lower total cash costs.
Copper production for the second quarter and first half of the year was 4% and 5% higher, respectively, than the comparable prior year periods, mainly due to the processing of higher ore grades. Copper cost of sales decreased by $9 million or 10% and $31 million or 16%, for the second quarter and first half, respectively, as a result of lower sulphuric acid prices, which have been fixed for the balance of 2010 through forward purchase agreements. Total cash costs per pound were down 17% and 18% to $1.06 for the second quarter and first half of 2010, respectively, compared to the same prior periods due to the same factors as cost of sales as well as higher production levels.
We continue to expect full year copper production to be in the range of 305 to 325 million pounds at total cash costs of $1.05 to $1.20 per pound for the region.
Australia Pacific
Key Operating Statistics

	Three months ended June 30			Six months ended June 30
	2010	2009	% Change	2010	2009	% Change

Gold
Total tons mined (000s)	31,763	36,113	(12%)	61,239	70,219	(13%)
Ore tons processed (000s)	7,106	7,506	(50%)	14,181	14,594	(3%)
Average grade (ozs/ton)	0.078	0.074	5%	0.078	0.076	3%
Gold produced (000s/oz)	482	488	(1%)	971	977	(1%)
Cost of sales ($ millions)	$316	$264	20%	$626	$549	14%
Total cash costs (per oz)	$622	$552	13%	$599	$580	3%
Segment Income ($ millions)	$178	$91	96%	$343	$137	150%
Amortization ($ millions)	$62	$71	(13%)	$124	$140	(11%)
Segment EBITDA ($ millions)	$240	$162	48%	$467	$277	69%
Copper
Copper produced (millions of lbs)	24	21	14%	44	40	10%
Cost of sales ($ millions)	$33	$17	94%	$55	$34	62%
Total cash costs (per lb)	$1.31	$1.13	16%	$1.20	$1.27	(6%)
Segment Income ($ millions)	$26	$12	117%	$53	$8	563%
Amortization ($ millions)	$—	$—	—	$—	$—	—
Segment EBITDA ($ millions)	$26	$12	117%	$53	$8	563%
Segment EBITDA and segment income for the gold segment increased by $78 million and $87 million, respectively, in the second quarter of 2010 and $190 million and $206 million, respectively, in the first half of 2010, compared to the same prior year periods. The increases were primarily as a result of higher realized gold prices; partially offset by higher total cash costs.
Gold production for the second quarter and first half of 2010 was down 1% from the comparable prior year.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

These decreases were due to lower production at Porgera and from the divestiture of Henty in 2009, which contributed 26 thousand ounces in the first half of 2009, partially offset by higher production at Kalgoorlie and Cowal.
At Kalgoorlie, production for the second quarter and first half of 2010 increased by 12% and 21%, respectively, over the comparable prior year periods, as mining operations have progressed to higher grade areas of the pit and mill throughput was higher. Production at Cowal increased due to the mining of higher grade ore compared to the prior year periods. Production at Porgera has decreased over the same prior year periods as wall stability issues, which restricted mining to lower grade areas of the pit, and mill maintenance affected both mining rates and mill throughput in second quarter 2010.
Cost of sales attributable to gold has increased by $52 million, or 20%, and $77 million, or 14%, for the second quarter and first half of 2010, respectively, reflecting higher ounces sold as well as higher consumables costs due to higher mill throughput. Higher royalties have also impacted costs, as gold prices traded at higher levels than 2009. These increases to cost of sales were partially mitigated by realized gains on our Australian dollar currency hedges. Total cash costs per ounce were up 13% for the second quarter to $622 and 3% for the first half to $599 from the same prior year periods, due to the same factors impacting cost of sales.
We continue to expect full year gold production to be in the range of 1.85 to 2.00 million ounces at total cash costs of $600 to $625 per ounce for the region.
Both segment EBITDA and segment income for the copper segment increased by $14 million, in the second quarter of 2010 and by $45 million in the first half of 2010, compared to the same prior year periods. The increases were primarily as a result of higher copper sales volume. In the first half of 2009, sales volumes were significantly impacted by shipping delays caused by a cyclone in Queensland, Australia.
Copper production for the second quarter and first half of 2010 was up 14% and 10%, respectively, compared to the same prior year periods. These increases were due to higher head grades, recovery, and mill throughput. Copper cost of sales increased by $16 million or 94%, and $21 million or 62%, for the second quarter and first half, respectively, as a result of the significantly higher sales volume compared to the same prior year periods. Total cash costs per pound were up 16% to $1.31 for the second quarter due to higher off-site costs for transportation and smelting of the increased concentrate tonnage shipped, as well as a rail issue which impacted sales in the quarter. However, total cash costs per pound were down 6% for the first half to $1.20 compared to $1.27 in the first half of 2009 due to operating and maintenance cost savings initiatives undertaken as the Osborne mine nears the end of its planned life.
An agreement to sell our Osborne operation was finalized in second quarter and is expected to close in the third quarter 2010.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

African Barrick Gold 1
Key Operating Statistics

	Three months ended June 30			Six months ended June 30
100% basis	2010	2009	% Change	2010	2009	% Change

Total tons mined (millions)	11,330	8,691	30%	21,623	13,222	64%
Ore tons processed (millions)	2,137	1,669	28%	4,178	2,723	53%
Average grade (ozs/ton)	0.097	0.112	(13%)	0.100	0.122	(18%)
Gold produced (000s/oz)	179	163	10%	356	290	23%
Cost of sales ($ millions)	$117	$81	44%	$233	$152	53%
Total cash costs (per oz)	$609	$539	13%	$613	$549	12%
Segment Income ($ millions)	$61	$32	91%	$107	$53	102%
Amortization ($ millions)	$31	$17	82%	$62	$32	94%
Segment EBITDA ($ millions)	$92	$49	88%	$169	$85	99%

	Three months ended June 30			Six months ended June 30
73.9% equity basis[2]	2010	2009	% Change	2010	2009	% Change

Total tons mined (millions)	8,373	8,691	(4%)	18,666	13,222	41%
Ore tons processed (millions)	1,580	1,669	(5%)	3,620	2,723	33%
Average grade (ozs/ton)	0.097	0.112	(13%)	0.100	0.122	(18%)
Gold produced (000s/oz)	132	163	(19%)	309	290	7%
Cost of sales ($ millions)	$86	$81	6%	$202	$152	33%
Total cash costs (per oz)	$609	$539	13%	$613	$549	12%
Segment Income ($ millions)	$45	$32	41%	$92	$53	74%
Amortization ($ millions)	$23	$17	35%	$53	$32	66%
Segment EBITDA ($ millions)	$68	$49	39%	$145	$85	71%

[1]	ABG reports its results in IFRS while we report our results under US GAAP. Figures represented in this table are prepared in accordance with US GAAP.

[2]	These amounts represent our equity share of results. The dilution of our ownership interest in ABG to approximately 73.9% impacts our operating statistics from second quarter 2010 onwards.
Segment EBITDA and segment income on a 100% basis increased by $43 million and $29 million, respectively, in the second quarter of 2010 and $84 million and $54 million, respectively, in the first half of 2010, compared to the same prior year periods. These increases were primarily as a result of higher realized gold prices and higher production; partially offset by higher total cash costs, and in the case of segment income, higher amortization expenses as a result of Buzwagi entering production.
Gold production on a 100% basis for the second quarter and first half of 2010 was 10% and 23% higher, respectively, than the same prior year periods. The increase is primarily due to 64 thousand ounces of production at Buzwagi, which commenced operations in May 2009. Bulyanhulu also realized a slight increase in production on higher ore tons processed, while Tulawaka production decreased slightly as mining equipment availability necessitated the processing of lower grade stockpiles.
Cost of sales increased by $36 million or 44% for the second quarter, and $81 million or 53% for the first half of 2010, respectively, compared to the same prior year periods. These increases resulted from higher sales volumes due to the commencement of operations at Buzwagi in May 2009. Higher royalties have also impacted costs due to the increased production and higher gold prices. Compared to the same prior year periods, total cash costs per ounce were up by 13% to $609 for the second quarter and $613 for the first half of this year as a result the impact of higher cost production, as well as higher total cash costs at North Mara; partially offset by lower total cash costs at Bulyanhulu due to higher copper by-product credits.
Gold production and total cash cost guidance are primarily being affected by start-up issues at Buzwagi, including lower than expected production due to the impact of mining transitional ore until higher grade sulphide ores are accessible later in 2010, and maintenance related incidents and power outages that have resulted in lower process plant availability, which negatively impacted throughput capacity. As a result, we now expect full year gold production (reflecting Barrick’s change of interest from 100% to 73.9% in ABG as of April 1, 2010) to be in the range of 0.60 to 0.64 million ounces, compared to our original guidance of 0.65 to 0.69 million ounces. Total cash costs are also expected to increase to $560 to $600 per ounce compared to our original guidance of $500 to $550 per ounce.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Projects
Key Operating Statistics

	Three months ended June 30			Six months ended June 30
	2010	2009	% Change	2010	2009	% Change

Project expenses[1]	$21	$8	163%	$29	$20	45%
Project expenses incurred by equity investees[2]	10	19	(47%)	31	49	(37%)
Total project expenses	31	27	15%	60	69	(13%)
Capital expenditures[3]	300	173	73%	573	337	70%
Capital commitments[4]				$1,060	$583	82%

[1]	Amounts presented represent our share of project development expense.

[2]	Amounts presented represent our share of project development expense from projects for which we use the equity accounting method, including Reko Diq, Kabanga, Donlin Creek and Cerro Casale (until March 31, 2010).

[3]	Amounts presented represent our share of capital expenditures on a cash basis, and exclude expenditures incurred at our Cortez Hills property (three months 2010: nil, 2009: $80 million; six months 2010: $24 million, 2009: $142 million) which is not managed by the Capital Projects Group.

[4]	Capital commitments represent purchase obligations as at June 30, 2010 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.
We incurred $31 million in project expenses and $300 million in capital expenditures in second quarter 2010. The majority of project expenses relate to projects for which we use the equity accounting method, including Reko Diq, Kabanga, Donlin Creek and Cerro Casale (until March 31, 2010). Capital expenditures are attributable to our Pueblo Viejo and Pascua-Lama projects. We expect project development and capital expenditures to continue to increase over future quarters as activities at our projects ramp up.
Significant Projects
As discussed in the North America operating segment review, the Cortez Hills project in Nevada entered production in first quarter 2010. Cortez Hills was completed in line with its pre-production capital budget and is the seventh project in five years which Barrick has delivered on time. It also contributes a significant amount of low cost ounces to the Cortez operations. The entire Cortez property is expected to contribute at least 1.08—1.12 million ounces in 2010 at total cash costs of $295-$315 per ounce.
The Pueblo Viejo project in the Dominican Republic is advancing in line with its $3.0 billion capital budget (100% basis), and initial production continues to be anticipated in the fourth quarter of 2011. At the end of the second quarter, overall construction was more than 25% complete, approximately 70% of the capital had been committed and engineering and procurement by major EPCM contractors was about 95% complete. About 92,000 cubic meters of concrete or about 60% of the total have been poured and 5,000 tons of steel, representing about 30% of the total, have been erected. Two of the autoclaves are in country, one of which is expected to arrive on site imminently, and all four mills have been installed on their footings. Work continues toward achieving key milestones including the connection of power to the site, which is necessary to commence commissioning activities in the second half of 2011. The terms for $1.035 billion (100% basis) in non-recourse project financing for the project were finalized during the quarter and approximately $780 million has been received in the first draw on this financing. Barrick’s 60% share of annual gold production in the first full five years of operation is expected to average 625,000-675,000 ounces at total cash costs of $250-$275 per ounce2.
At the Pascua-Lama project on the border of Chile and Argentina, detailed engineering and procurement is nearing completion and the project is on track to enter production in the first quarter of 2013. Major items that have been purchased or are subject to firm pricing include the mining equipment fleet, autogenous grinding (AG) and ball mills, the overland conveyor, and the primary and pebble crushers. The project remains in line with its pre-production capital budget of $2.8-$3.0 billion with over one-third of the capital committed. In Chile, the Barriales camp is essentially complete and substantial progress has been made on the Los Amarillos camp in Argentina. Construction of the Punta Colorada road is progressing well and earthworks have commenced with about 3.0 million tons moved to date. Average annual gold production is expected to be 750,000—800,000 ounces in the first full five years of operation at total cash costs of $20-$50 per ounce3 assuming a silver price of $12 per ounce. For every $1 per ounce increase in the silver price, total cash costs are expected to decrease by about $35 per ounce over this period.

[2]	Based on gold price and oil price assumptions of $950 per ounce and $75 per barrel, respectively.

[3]	Total cash costs are calculated net of silver credits assuming silver, gold, and oil prices of $12 per ounce, $950 per ounce, $75 per barrel, respectively.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

At the Cerro Casale project in Chile, the review of any additional permitting requirements before considering a construction decision is progressing. Engineering contractors have been selected and basic engineering has commenced. Pre-production capital is expected to be about $4.2 billion (100% basis) and Barrick’s 75% share of average annual production is anticipated to be about 750,000-825,000 ounces of gold and 170-190 million pounds of copper in the first five full years of operation at total cash costs of about $240-$260 per ounce4 assuming a copper price of $2.50 per pound. A $0.25 per pound change in the copper price would result in an approximate $50 per ounce impact on the expected total cash cost per ounce over this period.
At Donlin Creek, a large, undeveloped, refractory gold deposit in Alaska, a feasibility study on our 50% owned project was approved by the Board of Donlin Creek LLC in second quarter 2009. Further optimization studies are underway, primarily focused on the potential to utilize natural gas to reduce operating costs. The scoping study for the natural gas option was successfully completed. In April 2010, the Board of Donlin Creek LLC approved a supplemental budget to proceed with revisions to the feasibility study to include the natural gas option. The feasibility study revisions are expected to be completed in the second quarter of 2011.
Reko Diq is a large copper-gold porphyry mineral deposit on the Tethyan belt, located in southwest Pakistan in the province of Balochistan in which we hold a 37.5% interest. The initial mine development feasibility study together with a environment and social impact assessment are being finalized. The feasibility study indicates pre-production capital of approximately $3.3 billion (100% basis) based on a 120,000 ton per day processing plant, which is capable of future expansions. Barrick’s share of average annual production for the first five full years is expected to be about 100,000 ounces of gold at total cash costs of $420-$450 per ounce and 150-160 million pounds of copper at total cash costs of about $1.00-$1.10 per pound5. Discussions with the Governments of Pakistan and Balochistan continue on such matters as investment protection, the outcome of which will inform the next steps taken by Barrick to advance the project.
We hold a 50% interest in Kabanga located in Tanzania, which is one of the world’s largest undeveloped nickel sulfide deposits. Xstrata Nickel is currently the operator of this project. Expenditures are funded equally by Xstrata Nickel and Barrick. The project specifications continue to evolve and completion of the feasibility study is expected by the end of 2010. This will allow optimization of project engineering and associated capital requirements. Plans are under review to align the project’s development with current market conditions. The environment impact assessment is expected to be submitted by the end of 2010.

[4]	Based on gold price, copper price, and oil price assumptions of $950 per ounce, $2.50 per pound and $75 per barrel, respectively, and assuming a Chilean peso foreign exchange rate of 525:1.

[5]	Based on long-term copper and gold prices of $2.20/lb and $925/oz, respectively.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF SIGNIFICANT INCOME AND EXPENSES6
Exploration

	Three months		Six months ended
	ended June 30		June 30
($ millions)	2010	2009	2010	2009	Comments on significant trends and variances

North America	$22	$17	$34	$27	Higher second quarter and year to date expenditures at Cortez ($2 million), Ruby Hill ($1 million), Marigold ($1 million) and Turquoise Ridge ($1 million).
South America	5	5	9	11
Australia Pacific	10	11	21	23
African Barrick Gold	5	2	7	3	Higher second quarter and year to date expenditures at North Mara ($1 million) and Tulawaka ($2 million).
Capital Projects	—	—	—	1
Other	2	—	5	2

Total	$44	$35	$76	$67

Project Development Expense

	Three months		Six months ended
	ended June 30		June 30
($ millions)	2010	2009	2010	2009	Comments on significant trends and variances

Mine development	$21	$7	$29	$19	Higher second quarter and year to date expenditures at Cerro Casale ($11 million).
Non-capitalizable project costs	6	3	16	7	Higher second quarter and year to date expenditures at Cortez ($3 million and $8 million for three and six months, respectively) and Goldstrike ($2 million and $5 million for three and six months, respectively) partially offset by decreased expenditures at Sedibelo ($2 million and $3 million for three and six months, respectively).

Other projects	5	4	7	12	Lower year to date expenditures primarily due to lower expenditures at Corporate.

Total	$32	$14	$52	$38

[6]	The amounts presented in the Review of Significant Income and Expenses tables include the results of discontinued operations.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Amortization and Accretion Expense

	Three months		Six months ended
	ended June 30		June 30
($ millions)	2010	2009	2010	2009	Comments on significant trends and variances

Gold mines
North America	$111	$97	$217	$176	Higher second quarter and year to date amortization due to increased sales at Cortez ($36 million and $69 million for three and six months, respectively) as a result of Cortez Hills production from February 2010, which was partially offset by lower sales at Goldstrike ($15 million and $28 million for three and six months, respectively) and at Hemlo ($9 million and $2 million for three and six months, respectively).
South America	50	32	98	62	Higher second quarter and year to date amortization due to higher sales volume at Veladero ($22 million and $42 million for three and six months, respectively), partially offset by lower sales at Pierina ($4 million and $9 million for three and six months, respectively).
Australia Pacific	61	71	120	142	Lower second quarter and year to date amortization due to lower sales volumes at Plutonic ($2 million and $1 million for three and six months, respectively), Kanowna ($3 million and $4 million for three and six months, respectively), Porgera ($3 million and $13 million for three and six months, respectively) and disposition of Henty ($2 million and $5 million for three and six months, respectively).
African Barrick Gold	30	17	60	31	Higher second quarter and year to date amortization is primarily due to higher sales volume at Buzwagi as it entered production in May 2009.
Copper mines
South America	21	19	40	38	Higher second quarter and year to date amortization primarily due to higher sales volume at Zaldívar ($2 million).
Australia Pacific	—	—	—	2	Amortization is not being recorded at Osborne as it is considered a discontinued operation.
Other	28	16	50	48	Higher second quarter amortization due to increased amortization at Barrick Energy ($6 million) and at Corporate and Regional Business Units ($6 million). Higher year to date amortization due to increased amortization at Barrick Energy ($8 million), partially offset by decrease in amortization charges at Corporate and Regional Business Units.

Amortization total	$301	$252	$585	$499

Accretion	15	15	26	29

Total	$316	$267	$611	$528

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Significant Operating Expenses

	Three months		Six months
	ended June 30		ended June 30
($ millions)	2010	2009	2010	2009	Comments on variances

Write-down of investments	$—	$—	$—	$1
Corporate administration	45	45	77	80
Interest income	2	2	6	5
Interest costs
Incurred	104	80	201	149	Higher quarter to date and year to date interest primarily due to additional debt issued in Q4 2009 ($18 million and $36 million for three and six months, respectively) and deposit on silver sale agreement ($4 million and $9 million for the three and six months, respectively).
Capitalized	66	66	128	133	Year to date decrease due to decreased capitalization at Cortez Hills ($29 million) as it commenced production in February 2010, and Buzwagi ($9 million) which entered into production April 2009, partially offset by increased capitalization at Pueblo Viejo ($15 million), Pascua-Lama ($11 million) and Cerro Casale ($8 million).
Interest expensed	38	14	73	16	Increase attributed to higher interest costs incurred due to debt issuances in 2009 and lower amounts eligible for capitalization as a result of Buzwagi and Cortez Hills entering production.
Other expense	161	62	263	130	Higher second quarter and year to date expenses primarily due to provision related to the present value of required payments to restructure a tire supply contract ($46 million for the second quarter and year to date), severance costs ($10 million for the second quarter and year to date), currency translation losses ($12 million and $33 million for three and six months, respectively), non-hedge derivative losses ($10 million and $14 million for three and six months), finance charges ($5 million and $13 million for three and six months, respectively) and Regional Business Unit costs ($5 million and $8 million).
Other income	$7	$96	$40	$96	Lower second quarter and year to date income primarily due to lower 2010 gain on acquisition of assets ($72 gain on Hemlo in 2009 compared to $29 million gain recorded on additional 25% interest in Cerro Casale in 2010), lower gain on sale of assets ($8 million and $6 million for three and six months, respectively) and lower currency translation gains ($11 million and $4 million for three and six months, respectively).
Income Taxes
Income tax expense was $208 million in second quarter 2010. The underlying effective tax rate for income in second quarter 2010 was 29%.
Income tax expense was $530 million for the six months ended June 30, 2010. The underlying effective tax rate for the six months was 30%.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.
In Australia, we elected to enter into the consolidated tax regime in 2004 (in 2002 for the former Placer Dome Inc. subsidiaries). At the time of the elections, there were certain accrued gains that were required to be included in taxable income upon subsequent realization. In second quarter 2010, clarifying legislative amendments to the Australian consolidation tax rules were enacted. These amendments enable us to reduce the inclusion of certain of these accrued gains, resulting in a permanent decrease in taxable income. The impact of the

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

amendment is a current tax recovery of $78 million recorded in second quarter 2010.
The proposed Australian Minerals Resources Rent Tax, which was announced in second quarter 2010, will not apply to Barrick.
Following the earthquake in Chile in first quarter 2010, the government presented a package of certain tax increases to congress for approval. With respect to corporate income taxes, a temporary first tier income tax increase from 17% to 20% in 2011, and 18.5% in 2012 was presented to and approved by congress. A change in the mining royalty regime was also proposed, but was rejected by congress. It is expected that all changes will be enacted in the third quarter. We anticipate that the corporate income tax changes will result in a moderate increase to tax expense in 2011 and 2012.
FINANCIAL CONDITION REVIEW

($ millions, except ratios and share amounts)	As at June 30, 2010	As at December 31, 2009

Total cash and cash equivalents	$3,851	$2,564
Non-cash working capital	1,460	1,473
Non-current assets	24,289	22,137
Non-current liabilities excluding debt and settlement obligation to close out gold sales contracts	2,946	2,827
Adjusted Debt[1]	7,337	6,919
Total shareholders’ equity	16,534	15,063
Net debt[1]	$3,696	$4,355
Total common shares outstanding (millions of shares)[2]	986	984
Key Financial Ratios:
Current ratio[3]	3.41:1	2.79:1
Adjusted debt-to-equity[4]	0.44:1	0.46:1
Net debt-to-equity[5]	0.22:1	0.29:1

[1]	Adjusted debt and net debt are non-GAAP financial performance measures with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 44 of this MD&A.

[2]	Total common shares outstanding do not include 11,068,759 Stock options. The increase from December 31, 2009 is due to the exercise of stock options.

[3]	Represents current assets divided by current liabilities as at June 30, 2010 and December 31, 2009.

[4]	Represents adjusted debt divided by total shareholders’ equity as at June 30, 2010 and December 31, 2009.

[5]	Represents net debt divided by total shareholders’ equity as at June 30, 2010 and December 31, 2009.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-cash Working Capital

	As at	As at
(in $ millions)	June 30, 2010	December 31, 2009

Inventories[1]	$2,525	$2,336
Other current assets	153	320
Accounts receivable	256	251
VAT and fuel tax receivables[2]	356	285
Accounts payable and other current liabilities	(1,830)	(1,719)

Non-cash working capital	$1,460	$1,473

[1]	Includes long-term stockpiles of $854 million (December 31, 2009: $796 million).

[2]	Includes long-term VAT and fuel tax receivables of $192 million (December 31, 2009: $124 million).
Non-cash working capital as at June 30, 2010 is in line with the balances at December 31, 2009.
Changes in Net Debt

	For the three months		For the six months
	ended June 30		ended June 30
	2010	2009	2010	2009

Total operating inflows	$1,019	$718	$2,070	$1,067
Investing activities
Capital expenditures — minesite sustaining	(241)	(186)	(426)	(323)
Capital expenditures — minesite expansionary	(36)	(7)	(58)	(13)
Capital expenditures — projects[1]	(485)	(412)	(908)	(739)
Acquisitions	(305)	(48)	(752)	(48)
Other investing activities	(12)	100	(26)	84

Total investing outflows	(1,079)	(553)	(2,170)	(1,039)

Financing activities (excl. debt)
Proceeds from public issuance of common shares by a subsidiary	50	—	884	—
Funding (to) from non-controlling interests	(110)	60	(16)	146
Dividends	(197)	(174)	(197)	(174)
Other financing activities	(6)	7	13	10

Total financing inflows (outflows)	(263)	(107)	684	(18)

Other non-cash movements	(14)	(95)	(28)	(107)
Adjustment for Pueblo Viejo financing (partner’s share), net of cash	103	—	103	—
Net decrease (increase) in net debt	(234)	(37)	659	(97)
Net debt at beginning of period	(3,462)	(2,949)	(4,355)	(2,889)

Net debt at end of period	$(3,696)	$(2,986)	$(3,696)	$(2,986)

[1]	The amounts include capitalized interest of $81 million for the 3 months ended June 30, 2010 (2009: $88 million) and $129 million for the 6 months ended June 30, 2010 (2009: $130 million).
Net debt was $3.7 billion, with a net debt-to-equity ratio of 0.22:1. The majority of our outstanding long-term debt matures at various dates beyond 2012, with approximately $160 million repayable in the period 2010 to 2012. The decrease in net debt from the $4.4 billion as at December 31, 2009, primarily reflects the proceeds from the ABG IPO, of approximately $900 million while cash from operating activities was approximately equal to outflows from investing activities.
Balance Sheet Review
Total assets were $30.6 billion as at June 30, 2010, an increase of $3.5 billion or 13% compared to December 31, 2009. The increase primarily reflects an increase in property, plant and equipment and cash and cash equivalents through operating cash flow and the proceeds of the first draw down of the Pueblo Viejo project financing and the impact of the acquisition of an additional 25% interest in Cerro Casale, completed in first quarter 2010. Total liabilities were $12.5 billion as at June 30, 2010, an increase of $1 billion or 8% compared to December 31, 2009. The increase primarily reflects the financing obtained in second quarter 2010 for the Pueblo Viejo project.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions, production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.
Shareholders’ Equity
Outstanding Share Data

Shares outstanding
As at July 15, 2010	No. of shares

Common shares	985,672,788
Stock options	11,068,759
Comprehensive Income
Comprehensive income consists of net income, together with certain other economic gains and losses that collectively are described as “other comprehensive income/loss” or “OCI”, and excluded from the income statement in accordance with US GAAP.
In second quarter 2010, other comprehensive income was in a loss position of $228 million, after tax, mainly including mark to market losses of $253 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates and fuel prices;

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

reclassification adjustments totaling $8 million for hedge gains designated for second quarter 2010 that were transferred to earnings; and $26 million in losses on currency translation adjustments for Barrick Energy.
Included in accumulated other comprehensive income at June 30, 2010 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $107 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures primarily over the next three years, and are expected to help protect against the impact of the weakening US dollar.
Financial Position
We have maintained a sound financial position throughout the period of market turbulence that has been experienced since late 2008. This is illustrated by our significant cash and working capital balances and our relatively low net debt to equity ratio as at June 30, 2010.
Our sound financial position is reflected in the fact that we have the only A-rated balance sheet in the gold mining industry as measured by S&P. Our credit ratings, as established by S&P and Moody’s, have remained stable. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. Deterioration in our credit rating would not adversely affect existing debt securities, but could impact funding costs for any new debt financing.
Credit Rating from Major Rating Agencies

At July 15, 2010:

Standard and Poor’s (“S&P”)	A-
Moody’s	Baa1
Liquidity
Total cash and cash equivalents at the end of second quarter 2010 were $3.9 billion7. At quarter end, our cash position consisted of a mix of term deposits and treasury bills. We also have a $1.5 billion credit facility available as a source of financing and we may also raise new financing if we undertake any other projects, acquisitions, or for other purposes.
One of our primary sources of liquidity is operating cash flow. In second quarter 2010 and in the first half 2010, we generated $1,019 million and $2,070 million, respectively, compared to $718 million and $1,067 million in the same prior year periods, primarily due to higher realized gold prices and higher gold and copper sales volumes.
The principal uses of our operating cash flows are sustaining and expansionary capital expenditures at our existing operations, construction activities at capital projects, acquisitions, dividend payments and interest payments. The principal risk factor affecting operating cash flow is market gold prices. At current market gold prices, we expect to continue to generate significant operating cash flows, which can be used to fund our capital expenditures and/or acquisitions, potentially reducing the need for other sources of financing.
Other Sources and Uses of Cash
In second quarter 2010 and in the first half 2010, financing activities provided $450 million and $1,391 million in cash, respectively, principally due to the $884 million in proceeds from public issuance of common shares by ABG in the first half of 2010 and the draw down of $782 million of the Pueblo Viejo project financing in second quarter 2010. This compares to the financing cash outflow of $251 million for the second quarter 2009 and inflow of $556 million in the first half of 2009, largely due to net proceeds of $805 million from issuance of long-term debt.
In second quarter 2010 and in the first half 2010, cash used in investing activities amounted to $1,079 million and $2,170 million, respectively, primarily due to capital expenditures, including capitalized interest of $81 million and $129 million, respectively, and the $447 million related to the acquisition of an additional 25% interest in Cerro Casale in the first quarter. This compares to cash used in investing activities of $553 million and $1,039 million for the same prior year periods. The following table provides a detailed breakdown of capital expenditures for second quarter 2010 and for first half 2010 compared to prior year periods.

[7]	Includes $334 million cash held at ABG, which may not be readily deployed outside ABG. Barrick has extended a $100 million credit facility to ABG under normal commercial terms until September 30, 2010. If drawn upon, this would further reduce Barrick’s readily deployable cash. It also includes $525 million held at Pueblo Viejo as a result of the first draw on the project financing. These funds are to be used to fund the further construction of the project and may not be readily deployable by Barrick for other purposes.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures1, 2

	For the three		For the six
	months ended June		months ended
	30		June 30
($ millions)	2010	2009	2010	2009

Capital expenditures — projects
Buzwagi[3]	$—	$15	$—	$52
Pascua-Lama	144	52	301	90
Pueblo Viejo	156	106	272	195
Cortez Hills	—	80	24	142

Sub—total[4]	$300	$253	$597	$479

Capital expenditures attributable to non-controlling interests[5]	104	71	182	130

Total project capital expenditures	$404	$324	$779	$609

Minesite expansionary capital expenditures
Golden Sunlight	$10	$7	$22	$13
Veladero[6]	5	—	6	—
Cortez	3	—	5	—
Bald Mountain	18	—	25	—

Total capital expenditures — minesite expansionary	$36	$7	$58	$13

Sustaining capital expenditures
North America	$63	$34	$110	$65
South America	54	58	91	98
Australia Pacific	55	44	112	91
African Barrick Gold	40	40	68	54
Other[7]	29	10	45	15

Total capital expenditures — minesite sustaining	$241	$186	$426	$323

Capitalized interest	81	88	129	130

Total	$762	$605	$1,392	$1,075

[1]	The amounts presented in this table include the results of discontinued operations.

[2]	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.

[3]	Buzwagi entered into production as of May 1, 2009. Capital expenditures from that point onwards have been reflected in minesite sustaining, although construction continued until third quarter 2009.

[4]	On an accrual basis, our share of project capital expenditures is $415 million (3 months) and $810 million (6 months) including capitalized interest.

[5]	Amount reflects our partner’s share of expenditures at the Pueblo Viejo project on a cash basis.

[6]	These amounts include capital expenditures related to the development of a new pit at our Veladero mine.

[7]	These amounts include capital expenditures at Barrick Energy.
Financial Instruments
We use a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 20 to our annual consolidated financial statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, market liquidity risk and credit risk, refer to notes 2 and 20 to our annual audited Consolidated Financial Statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to notes 20 and 21 to our annual consolidated financial statements.
Counterparty Risk
Our financial position is also dependent, in part, on our exposure to the risk of counterparty defaults related to the net fair value of our derivative contracts, including the liabilities related to our settlement obligation to close out gold sales contracts. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Counterparty risk can be assessed both in terms of credit risk and liquidity risk. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.
For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. However, liquidity risk exists to the extent a counterparty is no longer able to perform in accordance with the terms of the contract due to insolvency. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. For a net positive amount, this is a reasonable basis to measure credit risk when there is a legally enforceable master netting agreement. We mitigate credit and liquidity risk by:
•	Entering into derivatives with high credit-quality counterparties;

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Limiting the amount of exposure to each counterparty; and

•	Monitoring the financial condition of counterparties.
As of June 30, 2010, we had 21 counterparties to our derivative positions, including the settlement obligation to close out gold sales contracts, consisting primarily of large commercial banks. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties in a net asset position, four hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 32%. For those counterparties in a net liability position, four hold greater than 10% of our mark-to-market liability position, with the largest counterparty holding 15%. Through July 19, 2010, none of the counterparties with which we held outstanding contracts had declared insolvency.
Summary of Financial Instruments
As at June 30, 2010

Financial Instrument		Principal/Notional Amount		Associated Risks

• Interest rate
Cash and equivalents			$3, 851 million	• Credit
Accounts receivable			$256 million	• Credit
Available-for-sale securities			$54 million	• Market
Settlement Obligation to close out gold sales contracts			$657 million	• Interest rate
Accounts payable			$1,285 million	• Interest rate
Long-term debt			$6,680 million	• Interest rate
Restricted share units			$137 million	• Market
Deferred share units			$9 million	• Market
Performance restricted share units			$5 million	• Market
		C $	500 million
		A $	4,844 million	• Market/liquidity
Derivative instruments – currency contracts		CLP	343,388 million	• Credit
• Market/liquidity
Derivative instruments – copper contracts			188 million lbs	• Credit
	Fuel		4.9 million bbls
	Propane		25 million gallons	• Market/liquidity
Derivative instruments – energy contracts	Natural Gas		0.4 million gigajoules	• Credit
• Interest rate credit
• Credit
Derivative instruments – interest rate contracts	Interest rate swaps		$200 million	• Market/liquidity
• Market/liquidity
Non-hedge derivatives			various	• Credit
Commitments and Contingencies
Capital Expenditures Not Yet Committed
We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various stages of development, from primarily exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital at each potential site is subject to positive results which allow the project to advance past decision hurdles. Two projects are at an advanced stage, namely Pueblo Viejo and Pascua-Lama at June 30, 2010 (refer to page 22 for further details).

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

	Payments due
	As at June 30, 2010
						2015 and
($ millions)	2010[1]	2011	2012	2013	2014	thereafter	Total

Long-term debt[2]
Repayment of principal	$—	$—	$116	$588	$396	$5,509	$6,609
Capital leases	13	17	14	14	7	6	71
Interest	194	381	388	374	347	4,204	5,888
Asset retirement obligations[3]	65	78	57	56	107	1,330	1,693
Operating leases	92	143	138	134	—	—	507
Restricted share units	47	57	39	—	—	—	143
Pension benefits	29	23	23	23	23	111	232
Other post-retirement obligations	3	3	3	3	2	11	25
Derivative liabilities[4]	54	77	26	12	10	—	179
Purchase obligations for supplies and consumables[5]	563	224	109	84	52	110	1,142
Capital commitments[6]	818	373	55	2	1	8	1,257
Social development costs	63	32	10	9	6	76	196

Total	$1,941	$1,408	$978	$1,299	$951	$11,365	$17,942

[1]	Represents the obligations and commitments for the remainder of the year.

[2]	Long-term debt and interest — Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The amount included for the Pueblo Viejo financing represents our proportionate share of the debt since we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2010. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Asset Retirement Obligations — Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.

[4]	Derivative liabilities — Amounts presented in the table relate to derivative contracts disclosed under note 15 to the Financial Statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[5]	Purchase obligations for supplies and consumables — Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.

[6]	Capital commitments — Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments as at June 30, 2010 mainly related to construction capital at Pueblo Viejo and Pascua-Lama.
Litigation and Claims
We are currently subject to litigation including that disclosed in note 21 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION1
Quarterly Information ($ millions, except where indicated)

	2010		2009				2008
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Sales[2]	$2,731	$2,636	$2,452	$2,096	$2,029	$1,827	$2,110	$1,878
Realized price[3] — gold	1,205	1,114	1,119	971	931	915	809	874
Realized price[3] — copper	2.93	3.29	3.44	2.90	3.18	2.93	3.06	3.49
Cost of sales	1,072	1,041	1,013	971	975	955	1,191	1,028
Net income/(loss)	783	758	215	(5,350)	492	371	(468)	254
Per share[4] (dollars)	0.79	0.77	0.22	(6.07)	0.56	0.42	(0.54)	0.29
Adjusted net income[5]	759	741	604	473	431	298	277	404
Per share[4] (dollars)	0.77	0.75	0.61	0.54	0.49	0.34	0.32	0.46
EBITDA[6]	1,328	1,410	813	(4,933)	954	655	(45)	522
Operating cash flow	1,019	1,051	(4,300)	911	718	349	439	544
Adjusted operating cash flow[7]	$1,019	$1,051	$921	$911	$718	$349	$439	$544

[1]	The amounts presented in this table include the results of discontinued operations.

[2]	Per our consolidated financial statements.

[3]	Per ounce/pound weighted average. Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 43 of this MD&A.

[4]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

[5]	Adjusted net income is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 39 of this MD&A.

[6]	EBITDA is calculated by excluding income tax expense, interest expense, interest income and depreciation and amortization, and is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 42 of this MD&A.

[7]	Adjusted operating cash flow is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 39 of this MD&A.
Our financial results for the last eight quarters reflect: generally increasing market gold prices and volatile market copper prices that impact realized sales price; and generally higher gold and copper production costs mainly caused by inflationary cost pressures. The net loss realized in third quarter 2009 includes a $5.7 billion charge relating to a decision to eliminate our gold sales contracts. In fourth quarter 2008, the net loss included write-downs of goodwill and property, plant and equipment, and investments totaling $773 million, net of tax. The negative operating cash flow in the fourth quarter 2009 represents payment on obligation of gold sales contracts of $5.2 billion.
US GAAP CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. In this MD&A, we have provided a summary of changes in accounting policies and critical accounting estimates from those applied to the comparable interim period of 2009.
Accounting Changes Implemented in 2010
Amendments to Accounting for Variable Interest Entities (“VIEs”)
In second quarter 2009, the FASB issued an amendment to its guidance on VIEs which makes significant changes to the model for determining which entity should consolidate a VIE and how often this assessment should be performed. Based on our assessment, these changes do not have an impact on the accounting for our existing VIEs. We have updated our financial statement notes to reflect the increased disclosure requirements (note 2b).
Accounting Policy Changes Subsequent to second quarter 2009
This section includes a discussion of significant accounting policy changes and critical accounting estimates that were adopted subsequent to our second quarter 2009 financial report.
Measuring Fair Value of Liabilities
In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Measuring Fair Value of Liabilities which is effective prospectively for interim periods beginning after August 1, 2009, with early adoption permitted. Existing guidance required that the

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. ASU 2009-05 provides further clarification that fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. The adoption of ASU 2009-05 did not have a significant impact on our financial position.
Future Accounting Policy Changes
We have not identified any changes in US GAAP that may have a significant impact on our future Financial Statements. With the transition to reporting under IFRS in 2011, new US GAAP pronouncements effective from 2011 onwards will not impact the remaining periods of 2010 for which we will prepare US GAAP based financial statements.
Internal Control over Financial Reporting and Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure. Internal control over financial reporting (ICFR) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.
Disclosure controls and procedures (DC&P) are designed to ensure that other financial and non-GAAP information included in reports such as this MD&A fairly present in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented. The Company’s DC&P are intended to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to Management by others within those entities, particularly during the period in which this MD&A is being prepared.
Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of controls is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures embedded in the ICFR and DC&P frameworks may change.
Organizational changes occurred as a result of the reorganization of ABG in second quarter 2010. It is reasonable to conclude that these organizational changes have impacted the internal control over financial reporting and disclosure frameworks. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure frameworks and may make modifications from time to time as considered necessary or desirable.
International Financial Reporting Standards (IFRS)
We are in the process of converting our basis of accounting from US GAAP to IFRS effective for our first quarter report in 2011. The transition date of January 1, 2010 will require the conversion, for comparative purposes, of our previously reported balance sheets as at December 31, 2009 and December 31, 2010 and our interim and annual consolidated statements of income and cash flows for 2010 from US GAAP to an IFRS.
The following chart provides a summary of the key activities contained in our conversion plan, the estimated completion date for each of these activities as well as a current status update. The following information will allow investors and others to obtain a better understanding of our IFRS conversion plan and its impacts on the Company.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Activities

Financial Statement Preparation:
Timing

Current Status

•	Analyze and select ongoing policies where alternatives are permitted including IFRS 1 exemptions

•	Quantify key differences between IFRS and the Company’s application of US GAAP

•	Revise Accounting Policy Manual

•	Prepare IFRS consolidated financial statements including first-time adoption reconciliations
•	Quantification of impact of key differences on opening balance sheet to be completed in draft in Q2 2010

•	Revised Accounting Policy Manual in place by January 1, 2011

•	Skeleton IFRS consolidated financial statements to be prepared for senior management approval in Q3 2010

•	Audit Committee review of the skeleton consolidated financial statements in Q4 2010
•	Finalization of key accounting policy differences completed in Q4 2009

•	Senior management approval and audit committee review of accounting/policy changes and IFRS 1 elections obtained in Q4 2009

•	Development of Accounting Policy Manual is in progress

•	Development of preliminary skeleton consolidated financial statements to be completed in Q3 2010

•	Quantification of preliminary opening balance sheet adjustments to be completed in Q3 2010

Training:
•	Provide technical training to key finance and accounting personnel in each of our RBUs

•	Provide specialized training to selected employees involved with the conversion to IFRS
•	Ongoing training to key personnel as needed
•	Technical training provided to key personnel in each of our RBUs in Q4 2009

•	Specific training provided to selected groups involved with the IFRS conversion in Q4 2009, Q1 2010 and Q2 2010

•	Further IFRS training is planned for second half of 2010

Business Activities:
•	Identify conversion impacts on financial covenants, executive compensation and contracts

•	Assess impact on budgeting and long-range plans

•	Identify impact on taxation
•	Financial covenant, executive compensation and contract analysis to be completed by Q4 2010

•	Budgeting and long-range planning impact to be completed by Q4 2010

•	Taxation analysis to be completed in Q2 2010
•	Financial covenant and contract analysis is underway

•	Identification of potential significant taxation differences was completed in Q2 2010 with final assessments to be completed in Q3 2010.

Financial Information Systems:
•	Identify changes required to financial information systems and implement solutions

•	Determine and implement solution for capturing financial information under US GAAP and IFRS in 2010 (for comparative information)
•	Necessary changes to financial information systems implemented by transition date

•	Solution for capturing financial information under US GAAP and IFRS in Q1 2010
•	Necessary changes to general ledger and financial information systems are in progress

•	IFRS reporting application has been implemented to enable the capturing of consolidated financial information under both US GAAP and IFRS

Control Environment:
•	Maintain effective Disclosure Controls & Procedures (DC&P) and Internal Controls over Financial Reporting (ICFR) throughout the IFRS project

•	Design and implement new IFRS processes and controls
•	Incremental controls to be developed in Q2 2010 for the review of IFRS comparative financial information

•	Redesigned business process standards and controls to be in place by Q1 2011
•	Impact assessment of IFRS technical accounting differences on financial reporting risks, procedures, systems and controls remains on schedule with plan

•	Business processes including controls are being assessed and redesigned (as needed) as the project progresses

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

The sections below illustrate the preliminary quantitative assessment of the impact on Barrick’s IFRS balance sheet as at the transition date from the transition elections that the Company elects to apply as well as the significant accounting policy differences between US GAAP and IFRS. IFRS accounting standards, and the interpretation thereof, are constantly evolving. As a result, we expect that there may be additional new or revised IFRS accounting standards in relation to joint ventures, provisions, financial instruments, fair value, consolidation and accounting for production phase stripping costs prior to the issuance of our first IFRS financial statements. Our conversion team monitors and evaluates IFRS accounting developments and updates our conversion plan as necessary. Consequently, the quantitative differences identified below should be regarded as preliminary and subject to change.
IFRS 1 Elections
Barrick’s transition date to IFRS is January 1, 2010. In order to simplify the transition to IFRS, Barrick has utilized certain exemptions from the full retrospective implementation of all IFRS accounting standards as provided for in IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1). In particular we have elected to apply IFRS 1 elections for business combinations; employee benefits; environmental rehabilitation provisions; cumulative translation account; and the use of fair value as deemed cost for certain items of property, plant and equipment. A summary of each of these IFRS 1 elections is provided below.
i) Business combinations
We have elected to utilize the option in IFRS 1 to not apply IFRS 3R, Business Combinations retrospectively to business combinations completed prior to January 1, 2010. The impact of this policy decision is that all prior business combinations will continue to be accounted for as they were under US GAAP, including the recognition of goodwill identified in these combinations. As a result of this election, there was no impact on our opening balance sheet due to the transition to IFRS.
ii) Employee future benefits
IFRS 1 allows for cumulative actuarial gains and losses as at the date of transition to be recognized directly in retained earnings as an alternative to full retrospective application of IAS 19, Employee Benefits. We have elected to apply this exemption and, accordingly, have recognized approximately $40M of actuarial losses directly against our deficit balance as at the transition date.
iii) Environmental rehabilitation provision
IFRS 1 allows for a simplified approach of historic changes when estimating environmental rehabilitation provision between initial inception of the liability and the adoption of IFRS, as well as the corresponding asset. We have elected to utilize this option to simplify the conversion process. We expect to complete the quantification of the change in the environmental provision in third quarter 2010.
iv) Cumulative translation account (“CTA”)
IFRS 1 offers the first-time adopter of IFRS the option to recognize the CTA currently recorded in accumulated other comprehensive income directly to retained earnings on transition to IFRS as an alternative to full retrospective application of IAS 21, The Effects of Changes in Foreign Exchange Rates. We have elected to apply this exemption and reset the CTA balance to nil as of January 1, 2010, resulting in the transfer of approximately $140M of CTA to our deficit balance as at that date. Future gains or losses on subsequent disposal of any foreign operation will therefore exclude the impact of CTA balances that arose before January 1, 2010.
v) Fair value as deemed cost
IFRS 1 allows a first-time adopter of IFRS to record certain assets at fair value on transition to IFRS as an alternative to the full retrospective application of applicable IFRSs. The fair value of these assets is deemed to be their cost base for accounting purposes as of that date or an earlier date. This option is available on an individual asset basis. We have elected to apply this option on certain property, plant and equipment assets in order to simplify the conversion process.
Preliminary adjustments to IFRS balance sheet as at the transition date
In second quarter 2010, we completed a preliminary quantitative assessment of the impact of the transition to IFRS on our equity balances as at January 1, 2010.
Significant adjustments to US GAAP as at January 1, 2010 include the adjustments related to IFRS 1 elections identified above, as well as the following:
•	Certain development costs that were previously expensed under US GAAP will be capitalized under IFRS, resulting in an increase in net assets as at the transition date. We expect to complete the quantification of this change in third quarter 2010. Increased capitalization of certain of our development costs is also expected to result in an increase to non-controlling interest balance as at January 1, 2010.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Our outstanding convertible debt instruments were considered to be compound financial instruments and were, accordingly, split into their debt and equity components, which resulted in a reclassification of approximately $140M to retained earnings from long-term debt as at January 1, 2010.

•	The difference in impairment testing methodology for long-lived assets resulted in asset impairments of approximately $170 million. These charges were recorded directly in our deficit balance as at January 1, 2010.

•	Under IFRS, certain impairment charges and asset write-downs must be reversed if the conditions resulting in the impairment or write-down are no longer present. Accordingly, we have reversed approximately $60 million in previously recognized write-downs related to certain of our equity method investments. This reversal was reflected in our deficit balance as at January 1, 2010.

•	Interest on equity method investments are not capitalized under IFRS and, as a result, we have reversed approximately $125M of interest previously capitalized to these investments under US GAAP, on transition to IFRS with a corresponding adjustment to our deficit balance as at January 1, 2010.
Accounting Estimates
Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment
Impact of Historic Changes in Reserve Estimates on Amortization

	Reserves	Amortization increase (decrease)
(million oz/pounds)	increase	Periods ended June 30, 2010
($ millions)	(decrease)[1]	Three months	Six Months

Gold
North America[2]	5.7	$(3)	$(7)
Australia Pacific	1.6	1	2
African Barrick Gold	(0.8)	(3)	(3)
South America	0.8	—	1

Total Gold	7.3	$(5)	$(7)

Copper
South America	308	2	3

Total Copper	308	$2	$3

[1]	Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated as at the end of 2009 and are in millions of contained ounces/pounds.

[2]	The increase in reserves attributable to North America is due additional reserves across various sites, most notably Bald Mountain, Cortez and Hemlo.
Fair Value of Asset Retirement Obligations (“AROs”)
At our operating mines, we continued to record AROs based on proper closure of the mine. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs. The expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly over the life of a mine. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios.
During first half of 2010, we recorded an adjustment in the second quarter of $23 million for changes in estimates of the ARO at Pueblo Viejo, Pascua Lama and Barrick Energy and adjustments totaling $3 million in first quarter at Pueblo Viejo and Barrick Energy. During second quarter 2009, we recorded an adjustment of $8 million for changes in estimates of the AROs at Pueblo Viejo, Barrick Energy and Osborne, with no adjustments in first quarter 2009.
Accounting for Goodwill and Tangible Asset Impairment
We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time if events or a change in circumstances indicate that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying amount. Circumstances that could trigger an impairment test on goodwill or long-lived tangible assets include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; adverse results of testing for recoverability of a significant asset group within a reporting unit; and a significant change to the operating plans for the reporting unit.
The most significant factors impacting the outcome of impairment tests are market gold and copper prices; discount rates; and market multiple assumptions used in the estimation of the value of reporting units. An adverse change in any one or a combination of these factors could lead to the recognition of impairment charges in future periods. The mines most likely to be affected by an adverse change in these factors include the Darlot, Plutonic and Kanowna gold mines in Australia. Individual mines have a finite reserve life. Consequently mines with a short remaining reserve life are generally at greater risk of incurring a goodwill impairment charge. Based on our most recent life of mine plans, Pierina, Tulawaka, Plutonic and Storm have remaining reserve lives of four years or less.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

The carrying amount of the assets attributable to these mines, as at June 30, 2010 is illustrated in the following table:
Carrying amounts of assets
($ millions)

As at June 30, 2010	Long Lived Assets	Goodwill

Kanowna	$209	$234
Plutonic	88	25
Darlot	63	29
Pierina	28	43
Tulawaka	17	14
Storm	19	4

Total	$424	$349

Each quarter, we also monitor our projects for potential triggering events indicating that the carrying amounts of assets are not recoverable. We have not identified any triggering events in second quarter 2010. We continue to progress feasibility and optimization work on all of these projects.
The carrying amount of the assets attributable to our more significant early stage projects as at June 30, 2010 is illustrated in the table below.
Carrying amounts of assets
($ millions)

As at June 30, 2010

Cerro Casale (100% basis)	$1,834
Reko Diq	154
Donlin Creek	79

Total	$2,067

NON-GAAP FINANCIAL PERFORMANCE MEASURES8
Adjusted Net Income (Adjusted Net Income per Share)
Adjusted net income is a non-GAAP financial measure which excludes the following from net income:
•	Elimination of gold sales contracts

•	Effect of tax rate/legislative changes

•	Impairment charges related to goodwill, property, plant and equipment, and investments;

•	Gains/losses on acquisitions/dispositions;

•	Foreign currency translation gains/losses;

•	Non-recurring restructuring costs; and

•	Unrealized gains/losses on non-hedge derivative instruments
Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that adjusted net income is a useful measure of the Company’s performance because impairment charges and gains/losses on asset acquisitions/dispositions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Further, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivative contracts are not necessarily reflective of the underlying operating results for the reporting periods presented.
As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivative contracts. Consequently, the presentation of adjusted net income enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net income based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net income is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.

[8]	The amounts presented in the non-GAAP financial performance measure tables include the results of discontinued operations.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Income to Adjusted Net Income1

	Three months ended		Six months ended
	June 30		June 30
($ millions, except per share amounts in dollars)	2010	2009	2010	2009

Net income	$783	$492	$1,541	$863
Elimination of gold sales contracts	—	—	—	—
Effect of tax rate/legislative changes[2]	(78)	—	(78)	—
Impairment charges related to intangibles, property, plant and equipment, and investments	5	—	5	2
Gains on acquisitions/dispositions[3]	—	(79)	(26)	(81)
Foreign currency translation (gains)/losses[4]	14	6	27	(72)
Non-recurring restructuring costs[5]	40	—	40	—
Unrealized (gains)/losses on non-hedge derivative instruments	(5)	12	(9)	20
Adjusted net income	$759	$431	$1,500	$732
Net income per share[6]	0.79	0.56	1.56	0.99
Adjusted net income per share[6]	$0.77	$0.49	$1.52	$0.84

[1]	Amounts presented in this table are post-tax.

[2]	Comprises $78 million related to amendments to Australian tax legislation.

[3]	Includes gains recorded on the Cerro Casale acquisition of $23 million. Refer to page 14 of this MD&A for further information.

[4]	Includes a currency translation gain of $70 million recorded in first quarter 2009 relating to Canadian deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes.

[5]	Includes charges of $32 million related to restructuring tire supply contract and $8 million related to executive severance costs in second quarter 2010.

[6]	Calculated using adjusted net income and weighted average number of shares outstanding under the basic method of earnings per share.
Adjusted Operating Cash Flow
Adjusted operating cash flow is a non-GAAP financial measure which excludes the effect of “elimination of gold sales contracts.”
Management uses this measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow. The elimination of gold sales contracts is an activity that is not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow generating capability.
Adjusted operating cash flow is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.
Reconciliation of Operating Cash Flow to Adjusted Operating Cash Flow

	Three months ended		Six months ended
	June 30		June 30
($ millions)	2010	2009	2010	2009

Operating cash flow	$1,019	$718	$2,070	$1,067
Elimination of gold sales contracts	—	—	—	—
Adjusted operating cash flow	$1,019	$718	$2,070	$1,067

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Cash Costs per ounce and Net Cash Costs per ounce
Total cash costs per ounce/pound and net cash costs per ounce are non-GAAP financial measures. Both measures include all costs absorbed into inventory, as well as royalties, by-product credits, and production taxes, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and amortization and accretion. These measures also include the gross margin generated by our Barrick Energy business unit, which was acquired to mitigate our exposure to oil prices as a credit against gold production costs. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold. These measures are calculated on a consistent basis for the periods presented.
Starting with this MD&A, we have also adjusted our gold total cash costs to remove the impact of ore purchase agreements that have economic characteristics similar to a toll milling arrangement. The cost of producing these ounces is not indicative of our normal production costs. Hence, we have removed such costs from total cash costs.
We calculate total cash costs and net cash costs based on our equity interest in production from our mines. We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production attributable to the non-controlling interest.
Consequently, our production and total cash costs and net cash costs statistics only reflect our equity share of production.
Net cash costs measures the gross margin from all non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from non-gold sales. We believe that including a measure of net cash costs per ounce on this basis provides investors and analysts with information with which to compare our performance to other gold producers, and to better assess the overall performance of our business. In addition, this measure provides information to enable investors and analysts to understand the importance of non-gold revenues to our cost structure.
Total cash cost and net cash cost statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Cost of Sales to Total Cash Costs per ounce/pound

	Three months ended June 30				Six months ended June 30
$ millions, except per ounce/pound	Gold		Copper		Gold		Copper
information in dollars)	2010	2009	2010	2009	2010	2009	2010	2009

Cost of sales	$937	$847	$85	$94	$1,865	$1,668	$161	$192
Cost of sales applicable to discontinued operations	4	9	33	17	6	19	55	34
Cost of sales applicable to non-controlling interests1	(33)	(2)	—	—	(36)	(5)	—	—
Cost of sales applicable to ore purchase arrangement	(26)	—	—	—	(50)	—	—	—
Unrealized non-hedge gains/(losses) on currency and commodity contracts	2	4	—	—	2	8	—	—
Impact of Barrick Energy			(10)	(6)	—	(21)	(7)	—

Total cash costs	$874	$852	$118	$111	$1,766	$1,683	$216	$226

Ounces/pounds sold — consolidated basis (000s ounces/millions pounds)2	1,965	1,889	105	90	4,022	3,609	198	176
Ounces/pounds sold- non-controlling interest (000s ounces)1	(53)	(7)	—	—	(57)	(13)	—	—
Ounces/pounds sold — equity basis (000s ounces/millions pounds)	1,912	1,882	105	90	3,965	3,596	198	176

Total cash costs per ounce/per pound	$457	$452	$1.12	$1.25	$446	$467	$1.09	$1.28

[1]	Relates to our non—controlling interest in ABG effective April 1, 2010. Prior to that it related to our partner’s 30% interest in Tulawaka.

[2]	Excludes ounces relating to ore purchase agreement.
Net Cash Costs per ounce

	Three months ended June 30		Six months ended June 30
($ millions, except per ounce/pound data in dollars)	2010	2009	2010	2009

Ounces gold sold — equity basis (000s)	1,912	1,882	3,965	3,596

Total cash costs per ounce — equity basis	$457	$452	$446	$467

Revenues from copper sales	252	217	498	429
Revenues from copper sales of discontinued operations	75	45	140	80
Unrealized non-hedge gold/copper derivative (gains) losses	(19)	23	(23)	35
Unrealized mark-to-market provisional price adjustments	—	—	—	—
Net revenues from copper excluding unrealized non-hedge gains/losses from copper contracts	308	285	615	544
Copper cost of sales per consolidated statement of income	85	94	161	192
Copper cost of sales from discontinued operations	33	17	55	34
Copper credits	190	174	399	318
Copper credits per ounce	99	92	100	89

Net cash costs per ounce	$358	$360	$346	$378

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA
EBITDA is a non-GAAP financial measure, which excludes the following from net income:
•	Income tax expense;

•	Interest expense;

•	Interest income; and

•	Depreciation and amortization.
Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
EBITDA is intended to provide additional information to investors and analysts, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate EBITDA differently.
We also present “Adjusted EBITDA” as a non-GAAP measure, which removes the effect of “Elimination of gold sales contracts”. The elimination of gold sales contract is an activity that is not reflective of the underlying capacity of our operations to generate earnings and therefore this adjustment will result in a more meaningful earnings measure for investors and analysts to evaluate our performance in the period and assess our future earnings generating capability.
The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income.
Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three months ended		Six months ended
	June 30		June 30
($ millions, except per share amounts in dollars)	2010	2009	2010	2009

Net Income	$783	$492	$1,541	$863
Income tax expense	208	189	530	226
Interest expense	38	14	73	16
Interest income	(2)	(2)	(6)	(5)
Depreciation and amortization	301	250	585	491
EBITDA	$1,328	$943	$2,723	$1,591
Elimination of gold sales contracts	—	—	—	—
Adjusted EBITDA	$1,328	$943	$2,723	$1,591
Reported as:
Gold
North America	$480	$404	$861	$666
South America	502	276	1,065	493
Australia Pacific	240	162	467	277
African Barrick Gold	92	49	169	85
Copper
South America	162	121	330	230
Australia Pacific	26	12	53	8
Capital Projects	(54)	(25)	(56)	(59)
Barrick Energy	7	3	16	2
Other	(127)	(59)	(182)	(111)

Total	$1,328	$943	$2,723	$1,591

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Prices
Realized price is a non-GAAP financial measure which excludes from sales:
•	Unrealized gains and losses on non-hedge derivative contracts;

•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; and

•	Sales attributable to ore purchase arrangement

•	Export duties.
This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives and unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts are subject to change each period due to changes in market factors such as market and forward gold and copper prices such that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.
The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.
The realized price measure is intended to provide additional information, and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of sales as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable US GAAP measure.
Reconciliation of Sales to Realized Price per ounce/per pound

		Three months ended June 30				Six months ended June 30
	Gold		Copper		Gold		Copper
($ millions, except per ounce/pound information in dollars)	2010	2009	2010	2009	2010	2009	2010	2009

Sales	$2,367	$1,735	$252	$217	$4,658	$3,287	$498	$429
Sales attributable to discontinued operations	14	19	75	45	24	36	140	80
Sales applicable to non-controlling interests	(64)	(6)	—	—	(70)	(12)	—	—
Sales attributable to ore purchase agreement	(27)	—	—	—	(52)	—	—	—
Unrealized non-hedge gold/copper derivative (gains) losses	—	—	(19)	23	—	—	(23)	35
Unrealized mark-to-market provisional price adjustments	—	—	—	—	—	—	—	—
Export duties	14	7	—	—	30	11	—	—
Sales — as adjusted	$2,304	$1,755	$308	$285	$4,590	$3,322	$615	$544
Ounces/pounds sold (000s ounces/millions pounds)	1,912	1,882	105	90	3,965	3,596	198	176
Realized gold/copper price per ounce/pound	$1,205	$931	$2.93	$3.18	$1,158	$923	$3.10	$3.09

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Cash Margin
Management uses a non-GAAP financial measure, net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by management to analyze profitability trends and to assess the cash generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. We believe that it illustrates the performance of our business on a consolidated basis and enables investors to better understand our performance in comparison to other gold producers who present results on a similar basis and is an important indicator of expected performance in future periods.
Our net cash margin is intended to provide additional information, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate cash margin differently. The following table derives this non-GAAP measure from previously defined non-GAAP measures of realized gold price per ounce, total cash costs per ounce, and copper credit per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.
Reconciliation of net cash margin per ounce

	Three months ended June 30		Six months ended June 30

(per ounce data in dollars)	2010	2009	2010	2009

Realized gold price per ounce	$1,205	$931	$1,158	$923

Total cash costs per ounce	457	452	446	467

Total cash margin per ounce	748	479	712	456

Copper credit per ounce[1]	99	92	100	89

Net cash margin per ounce	$847	$571	$812	$545

[1]	Copper credit per ounce is calculated as the margin from copper sales divided by gold ounces sold. Refer to the calculation in the net cash costs reconciliation on page 41.
Adjusted Debt and Net Debt
In this MD&A, we are introducing “Adjusted Debt” and “Net Debt” as new non-GAAP measures. We have adjusted our long-term debt to exclude fair value adjustments and our partner’s share of project financing and to include the remaining settlement obligation to close out the gold sales contracts. We have excluded the impact of fair value adjustments in order to reflect the actual settlement obligation in relation to the debt instrument. We have excluded our partner’s share of project financing, where Barrick has provided a guarantee only for its proportionate share of the debt. We have included the settlement obligation related to gold sales contracts because they have terms similar to long-term debt instruments and will be settled in cash. We then deduct our cash and equivalents (net of our partner’s share of cash held at Pueblo Viejo) to arrive at net debt.
These adjusted debt and net debt figures are more indicative of how we manage our debt levels internally than the US GAAP measure and we believe provide a meaningful measure for investors and analysts to evaluate our overall debt capacity, liquidity and capital structure.
Adjusted Debt and Net Debt Summary

(in $ millions)	As at June 30, 2010	As at December 31, 2009

Debt per financial statements	$7,038	$6,335
Fair value and other adjustments	(45)	(71)
Pueblo Viejo financing — partner’s share[1]	(313)	—
Settlement obligation to close out gold sales contracts[2]	657	655
Adjusted debt	7,337	6,919
Cash and equivalents	(3,851)	(2,564)
Cash and equivalents — partner’s share at Pueblo Viejo[1]	210	—

Net debt	$3,696	$4,355

[1]	We consolidate 100% of Pueblo Viejo in our financial statements, however we have guaranteed only our 60% share of the $782 million financing received to this point. Therefore, we have removed our partner’s share of both the financing and cash and equivalents to ensure comparability.

[2]	Based on the final settlement value of these contracts.

BARRICK SECOND QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation	Three months ended		Six months ended
(in millions of United States dollars, except per share data) (Unaudited)		June 30,	June 30,
	2010	2009	2010	2009

Sales (notes 4 and 5)	$2,642	$1,965	$5,203	$3,740

Costs and expenses
Cost of sales (notes 4 and 6)[1]	1,035	949	2,052	1,877
Amortization and accretion (notes 4 and 14B)	316	265	611	520
Corporate administration	45	45	77	80
Exploration (note 7)	44	35	76	65
Project development expense (note 7)	32	14	52	38
Other expense (note 8A)	161	62	263	130
Impairment charges (note 8B)	7	—	7	—

	1,640	1,370	3,138	2,710

Interest income	2	2	6	5
Interest expense (note 15B)	(38)	(14)	(73)	(16)
Other income (note 8C)	7	96	40	96
Write-down of investments (note 8B)	—	—	—	(1)

	(29)	84	(27)	84

Income from continuing operations before income taxes and other items	973	679	2,038	1,114
Income tax expense (note 9)	(208)	(189)	(530)	(226)
Loss from equity investees (note 12)	(9)	(20)	(29)	(48)

Income from continuing operations before non-controlling interests	756	470	1,479	840
Income from discontinued operations	36	22	71	25

Income before non-controlling interests	792	492	1,550	865
Non-controlling interests (note 20)	(9)	—	(9)	(2)

Net income	$783	$492	$1,541	$863

Earnings per share data (note 10)
Income from continuing operations
Basic	$0.76	$0.54	$1.49	$0.96
Diluted	$0.75	$0.53	$1.48	$0.95

Income from discontinued operations
Basic	$0.03	$0.02	$0.07	$0.03
Diluted	$0.04	$0.03	$0.07	$0.03

Net income
Basic	$0.79	$0.56	$1.56	$0.99
Diluted	$0.79	$0.56	$1.55	$0.98

[1]	Exclusive of amortization.
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2010	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow
Barrick Gold Corporation

	Three months ended		Six months ended
	June 30		June 30
(in millions of United States dollars) (Unaudited)	2010	2009	2010	2009

OPERATING ACTIVITIES
Net income	$783	$492	$1,541	$863
Amortization and accretion (notes 4 and 14B)	316	265	611	520
Impairment charges and write-down of investments (note 8B)	7	—	7	1
Income tax expense (note 9)	208	189	530	226
Income taxes paid	(244)	(120)	(345)	(220)
Net proceeds tax	(1)	(5)	(73)	(23)
Increase in inventory	(93)	(84)	(143)	(160)
Gain on sale/acquisition of long-lived assets (note 8C)	—	(80)	(33)	(82)
Income from discontinued operations	(36)	(22)	(71)	(25)
Operating cash flows of discontinued operations	(1)	4	(4)	7
Other items (note 11A)	80	79	50	(40)

Net cash provided by operating activities	1,019	718	2,070	1,067

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(762)	(602)	(1,392)	(1,068)
Sales proceeds	3	4	8	7
Acquisitions (note 3)	(305)	(48)	(752)	(48)
Investments
Purchases	(1)	—	(2)	(2)
Increase in restricted cash	—	113	—	113
Investing cash flows of discontinued operations	—	(3)	—	(7)
Other investing activities (note 11B)	(14)	(17)	(32)	(34)

Net cash used in investing activities	(1,079)	(553)	(2,170)	(1,039)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	26	11	31	21
Proceeds from public issuance of common shares by a subsidiary (note 3E)	50	—	884	—
Long-term debt
Proceeds	782	62	782	867
Repayments	(69)	(206)	(75)	(293)
Dividends	(197)	(174)	(197)	(174)
Funding (to) from non-controlling interests	(110)	60	(16)	146
Financing cash flows of discontinued operations	—	—	—	—
Other financing activities (note 11C)	(32)	(4)	(18)	(11)

Net cash provided by (used in) financing activities	450	(251)	1,391	556

Effect of exchange rate changes on cash and equivalents	(7)	20	(4)	17

Net increase in cash and equivalents	383	(66)	1,287	601
Cash and equivalents at beginning of period (note 15A)	3,468	2,104	2,564	1,437

Cash and equivalents at end of period (note 15A)	$3,851	$2,038	$3,851	$2,038

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2010	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets
Barrick Gold Corporation

(in millions of United States dollars) (Unaudited)	As at June 30,	As at December 31,
	2010	2009

ASSETS
Current assets
Cash and equivalents (note 15A)	$3,851	$2,564
Accounts receivable	256	251
Inventories (note 13)	1,671	1,540
Other current assets	482	524
Assets of discontinued operations	36	59

	6,296	4,938
Non-current assets
Equity in investees (note 12A)	278	1,136
Other investments (note 12B)	85	92
Property, plant and equipment (note 14)	16,025	13,125
Goodwill	5,285	5,197
Intangible assets	134	66
Deferred income tax assets	898	949
Other assets	1,543	1,531
Assets of discontinued operations	41	41

Total assets	$30,585	$27,075

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,285	1,221
Short-term debt	17	54
Other current liabilities	525	475
Liabilities of discontinued operations	20	23

	1,847	1,773
Non-current liabilities
Long-term debt (note 15B)	7,021	6,281
Asset retirement obligations	1,166	1,122
Deferred income tax liabilities	1,190	1,184
Other liabilities (note 17)	1,227	1,145
Liabilities of discontinued operations	23	23

Total liabilities	12,474	11,528

Equity
Capital stock (note 18)	17,427	17,390
Additional paid-in capital	239	—
Deficit	(1,038)	(2,382)
Accumulated other comprehensive income (loss) (note 19)	(94)	55

Total shareholders’ equity	16,534	15,063
Non-controlling interests (note 20)	1,577	484

Total equity	18,111	15,547

Contingencies and commitments (notes 14 and 21)

Total liabilities and equity	$30,585	$27,075

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2010	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Equity
Barrick Gold Corporation

For the six months ended June 30 (in millions of United States dollars) (Unaudited)	2010	2009

Common shares (number in thousands)
At January 1	984,328	872,739
Issued on exercise of stock options	1,183	711
Issued on redemption of exchangeable shares (note 18B)	—	267

At June 30	985,511	873,717

Common shares
At January 1	$17,390	$13,372
Issued on exercise of stock options	31	21
Recognition of stock option expense	6	10

At June 30	17,427	13,403

Additional paid-in capital
At January 1	—	—
Recognized on initial public offering of African Barrick Gold (note 3E)	239	—

At June 30	239	—

Retained earnings (deficit)
At January 1	(2,382)	2,261
Net income	1,541	863
Dividends	(197)	(174)

At June 30	(1,038)	2,950

Accumulated other comprehensive loss (note 19)	(94)	(96)
Total shareholders’ equity	16,534	16,257

Non-controlling interests (note 20)
At January 1	484	182
Net income attributable to non-controlling interests	9	(2)
Funding (to) from non-controlling interests	(16)	146
Other increase in non-controlling interests	1,100	—

At June 30	1,577	326

Total equity at June 30	$18,111	$16,583

Consolidated Statements of Comprehensive Income
Barrick Gold Corporation

	Three months ended		Six months ended
(in millions of United States dollars) (Unaudited)	June 30,		June 30,
	2010	2009	2010	2009

Net income	$783	$492	$1,541	$863
Other comprehensive income (loss), net of tax (note 19)	(228)	372	(149)	260

Comprehensive income	$555	$864	$1,392	$1,123

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2010	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS, GBP and EUR are to Canadian dollars, Australian dollars, South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos, British Pound Sterling and Euros, respectively.
1 > NATURE OF OPERATIONS
Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce significant amounts of copper and hold interests in oil and gas properties located in Canada. Our producing mines are concentrated in three regional business units: North America, South America, and Australia Pacific. We also hold a 73.9% equity interest in the newly listed company African Barrick Gold plc (“ABG”), which includes our previously held African gold mines and exploration properties. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.
2 > SIGNIFICANT ACCOUNTING POLICIES
A Basis of Preparation
These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). To ensure comparability of financial information, prior year amounts have been reclassified to reflect changes in the financial statement presentation.
B Accounting Changes Implemented in 2010
Variable Interest Entities (“VIEs”)
As a result of recently issued FASB guidance, we reassessed our VIEs in first quarter 2010, and determined that these changes did not have an impact on our accounting treatments. We also increased our disclosures.
For all incorporated entities in which we hold a less than 100% ownership interest, we assess them to determine if they are VIEs. If they are determined to be VIEs, we assess who is the primary beneficiary based on who has the power to direct matters that most significantly impact the activities of the VIE and has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Matters that may have a significant impact on the activities of VIEs include, but are not limited to, approval of budgets and programs, construction decisions and delegation of certain responsibilities to the operator of the project. For VIEs where we are the primary beneficiary, we consolidate the entity and record a non-controlling interest, measured initially at its estimated fair value, for the interest held by other entity owners. For VIEs where we have shared power with unrelated parties over matters that most significantly impact the activities of the VIE, we use the equity method of accounting to report their results (note 12). For all VIEs, our risk is limited to our investment in the entity.
The following table illustrates our economic interest in and the accounting method used for our VIEs.

	Economic Interest
	at June 30, 2010	Method
Pueblo Viejo Project[1]	60%	Consolidation
Donlin Creek Project	50%	Equity Method
Cerro Casale Project[2]	75%	Consolidation
Reko Diq Project[3]	37.5%	Equity Method
Kabanga Project	50%	Equity Method

[1]	In accordance with the terms of the agreement with our partner, Barrick is responsible for 60% of the funding requirements for the Pueblo Viejo project. We consolidate our interest in Pueblo Viejo and record a non-controlling interest for the 40% that we don’t own. In 2009, we determined that mineralization at Pueblo Viejo met the definition of proven and probable reserves for United States reporting purposes and began capitalizing the cost of project activities. At June 30, 2010, the consolidated carrying amount (100%) of the Pueblo Viejo project was $1,352 million (December 31, 2009: $1,203 million).

[2]	On March 31, 2010, we obtained control over the Cerro Casale project by acquiring an additional 25% interest, which increased our ownership interest to 75%. As a result, we began to consolidate 100% of its operating results, cash flows and net assets prospectively from March 31, 2010. We previously had joint control over Cerro Casale and therefore accounted for our ownership interest using the equity method of accounting. At June 30, 2010, the consolidated carrying amount (100%) of the Cerro Casale project was $1,834 million (December 31, 2009: $861 million).

[3]	We hold a 50% interest in Atacama Copper, which has a 75% interest in the Reko Diq project. We use the equity method to account for our interest in Atacama Copper (note 12).
C Use of Estimates
Significant Changes in Estimates
Gold and Copper Mineral Reserves
At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property, including the transfer of amounts allocated to value beyond proven and probable (“VBPP”) to proven and probable reserves subject to amortization. We prospectively revise calculations of amortization of property, plant and equipment. The effect of changes in

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

reserve estimates on amortization expense for the three months ended June 30, 2010 was a decrease of $3 million (2009: $14 million decrease), and for the six months ended June 30, 2010 was a decrease of $4 million (2009: $22 million decrease). The effect of transfers of VBPP amounts to proven and probable reserves subject to amortization on amortization expense for the three months ended June 30, 2010 was $nil (2009: $1 million increase), and for the six months ended June 30, 2010 was $nil (2009: $1 million increase).
Asset Retirement Obligations (“AROs”)
Each quarter we update cost estimates, and other assumptions used in the valuation of AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. In the three month period ended June 30, 2010, we recorded a $23 million increase (2009: $39 million increase) and in the six month period ended June 30, 2010, we recorded a $26 million increase (2009: $42 million increase) for changes in estimates of the AROs at various properties. These adjustments were recorded with a corresponding adjustment to property, plant and equipment.
3 > ACQUISITIONS AND DIVESTITURES

	For the three months		For the six months
	ended June 30		ended June 30
	2010	2009	2010	2009

Cash paid on acquisition[1]
Hemlo	$—	$50	$—	$50
Cerro Casale	—	—	454	—
Bountiful/Puskwa	239	—	239	—
Tusker	74	—	74	—

	$313	$50	$767	$50
Less: cash acquired	(8)	(2)	(15)	(2)

	$305	$48	$752	$48

Cash proceeds on divesture[1]
ABG	$50	$—	$884	$—

	$50	$—	$884	$—

[1]	All amounts represent gross cash paid on acquisition or received on divestiture.
A Barrick Energy Acquisition
In second quarter 2010, our oil and gas subsidiary, Barrick Energy, completed two acquisitions. On May 17, 2010, Barrick Energy acquired all of the outstanding shares of Bountiful Resources (“Bountiful”), a privately held corporation, for approximately $109 million and on June 25, 2010, Barrick Energy acquired the Puskwa property from Galleon Energy Inc. (“Puskwa”) for approximately $130 million. We have determined that both these transactions represent business combinations, with Barrick Energy identified as the acquirer. The tables below present the combined purchase cost and the preliminary purchase price allocation for these transactions. The purchase price allocation will be finalized in 2010 upon the determination of the impact on deferred income taxes. Barrick Energy began consolidating the operating results, cashflows, and net assets of Bountiful and Puskwa from May 17, 2010 and June 25, 2010, respectively.

Total Costs to Allocate

Purchase cost	$239

Preliminary Allocation of Fair Values to
Bountiful and Puskwa’s Net Assets

Current assets	$8
Property, plant & equipment	221
Goodwill	68

Total assets	297

Current liabilities	2
Asset retirement obligation	7
Bank debt	13
Deferred income tax liabilities	36

Total liabilities	58

Net assets acquired	$239

B Acquisition of Tusker Gold Limited
On April 27, 2010, ABG acquired 100% of the issued and outstanding shares of Tusker Gold Limited (“Tusker”) for aggregate net consideration of approximately $74 million. As a result of this acquisition, ABG has increased its interest in the Nyanzaga joint venture from 51% to 100%. We have determined that this transaction represents a business combination, with ABG identified as the acquirer. The tables below present the purchase cost and our preliminary purchase price allocation. The purchase price allocation will be finalized in 2010 upon the determination of the deferred income tax impact. Any adjustments to deferred income tax impact will have a corresponding impact on goodwill. ABG began consolidating the operating results, cash flows and net assets of Tusker from April 30, 2010.

Total Costs to Allocate

Purchase cost	$74
Less: cash acquired	(8)

Cash consideration paid	$66

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Preliminary Allocation of Fair Values to Tusker’s Net
Assets

Property, plant & equipment	$80
Goodwill	22

Total assets	102

Current liabilities	10
Other non-current liabilities	4
Deferred income tax liabilities	22

Total liabilities	36

Net assets acquired	$66

C Disposition of Sedibelo
On April 14, 2010, we entered into an agreement to dispose of our 10% interest in the Sedibelo platinum project (“Sedibelo”) for consideration of $15 million to Platmin Limited (“Platmin”). Subsequently, the Bakgatla-Ba-Kgafela Tribe, owner of the remaining 90% interest in Sedibelo, informed us that they had validly exercised their pre-emptive right to prevent the sale from closing and have filed an action in the South African High Court against Barrick and Platmin. We believe that the right was not lawfully exercised and we will defend the action in court and seek confirmation of our rights pursuant to the arbitration provisions of the agreement between the parties.
In a separate agreement, we had agreed to transfer various long lead items required for the development of Sedibelo to Platmin for consideration of $45 million. This transaction has not closed as originally expected as a result of actions taken by the Bakgatla-Ba-Kgafela Tribe.
D Acquisition of 64% Interest in REN Joint Venture
In April 2010, we entered into an agreement to acquire the remaining 64% interest in the REN joint venture from Centerra Gold Inc. for $35 million. The REN property is located next to the Goldstrike operations in Nevada. The transaction closed on July 2, 2010.
E IPO of African Gold Mining Operations
On March 24, 2010, the initial public offering (“IPO”) for ABG closed and its approximately 404 million ordinary shares were admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. ABG sold approximately 101 million ordinary shares in the offering, or about 25% of its equity and Barrick retained an interest in approximately 303 million ordinary shares, or about 75% of the equity of ABG. In April 2010, the over-allotment option was partially exercised resulting in a 1.1% dilution of our interest in ABG to 73.9%.
The net proceeds from the IPO and the exercise of the over-allotment option were approximately $884 million.
As Barrick has retained a controlling financial interest in ABG, we will continue to consolidate ABG and account for the disposition of ABG shares as an equity transaction. Accordingly, the difference between the proceeds received and the carrying value have been recorded as additional paid-in capital in equity, and we have set up a non-controlling interest to reflect the change in our ownership interest in ABG.
F Acquisition of Additional 25% Interest in Cerro Casale
On March 31, 2010, we completed the acquisition of the additional 25% interest in Cerro Casale from Kinross Gold Corporation (“Kinross”) for cash consideration of $454 million and the elimination of a $20 million contingent obligation, which was payable by Kinross to Barrick on a construction decision. Our interest in the project is now 75% and we have obtained control over the project. As a result, we began consolidating 100% of the operating results, cash flows and net assets of Cerro Casale, with an offsetting non-controlling interest of 25%, prospectively as at March 31, 2010. As a result of becoming the primary beneficiary of the VIE, we have remeasured our previously held 50% ownership interest to fair value and recorded a corresponding post-tax gain of $23 million.
The tables below present the purchase cost and preliminary purchase price allocation. This allocation will be finalized on the determination of the deferred income tax impact, which we expect to complete in 2010.

Total Costs to Allocate

Purchase cost (25% interest)	$455
Purchase price adjustment	(1)
Less: cash acquired	(7)

Cash consideration paid	447
Equity method investment	879
Non-controlling interest	454

Subtotal	1,780

Fair value of net assets	1,809

Gain on acquisition	$29

Preliminary Allocation of Fair Values to Cerro Casale’s
Net Assets (100% basis)

Current assets	$1
Water rights	75
VAT receivables	11
Property, plant & equipment	1,732

Total assets	1,819

Current liabilities	10

Net assets acquired	$1,809

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

G Discontinued Operations
Results of Discontinued Operations

	For the three months		For the six months
	ended June 30		ended June 30
	2010	2009	2010	2009

Gold sales
Osborne	$14	$7	$24	$11
Henty	—	12	—	25

Copper sales
Osborne	75	45	140	80

	$89	$64	$164	$116

Income before tax
Osborne	$51	$29	$101	$35
Henty	—	2	—	—

	$51	$31	$101	$35

Osborne
On May 25, 2010, we finalized an agreement with Ivanhoe Australia Limited (“Ivanhoe”) to divest our Osborne mine in our Australia Pacific segment for consideration of approximately $15 million cash, as well as a royalty payable from any future production, capped at approximately $13 million. Ivanhoe has agreed to assume all site environmental obligations. We expect to record a gain of approximately $12 million upon closing of the transaction, which is expected in third quarter 2010. Osborne meets the criteria of an asset held for sale, and accordingly, the results of operations and the assets and liabilities of Osborne have been presented as discontinued operations in the consolidated statements of income, the consolidated statements of cash flow and the consolidated balance sheets.
Henty
On July 6, 2009, we finalized an agreement with Bendigo Mining Limited (“Bendigo”) to divest our Henty mine in our Australia Pacific segment for consideration of $4 million cash and Bendigo shares with a fair value of $2 million as at the closing date. We are also entitled to receive a royalty payable on production from future exploration discoveries, capped at approximately $17 million. A gain of $4 million was recorded on the sale and recognized in income from discontinued operations in 2009. The results of operations and the assets and liabilities of Henty have been presented as discontinued operations in the consolidated statements of income, the consolidated statements of cash flow and the consolidated balance sheets.
4 > SEGMENT INFORMATION
In first quarter 2010 we revised the format of information provided to the Chief Operating Decision Maker to better reflect management’s view of the operations. The primary change involves the presentation of Exploration and Project Development, RBU Costs and Other Expenses (Income) as a component of Segment Income. Previously, these expenditures were monitored separately. Accordingly, we have revised our operating segment disclosure to be consistent with the reporting changes, with restatement of comparative information to conform to the current period presentation.
Income Statement Information

			Exploration &
For the three months		Cost of	Project		Other Expenses		Segment Income
ended June 30, 2010	Sales	Sales	Development	RBU Costs	(Income)[1]	Amortization	(Loss)[2]

Gold
North America	$905	$378	$27	$8	$12	$117	$363
South America	655	130	4	11	8	50	452
Australia Pacific	577	312	10	12	13	62	168
African Barrick Gold	230	117	5	10	6	31	61
Copper
South America	252	85	—	—	5	21	141
Capital Projects[3]	—	—	27	—	27	1	(55)
Barrick Energy	23	13	—	2	1	13	(6)

	$2,642	$1,035	$73	$43	$72	$295	$1,124

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Income Statement Information

			Exploration &
For the three months		Cost of	Project		Other Expenses		Segment Income
ended June 30, 2009	Sales	Sales	Development	RBU Costs	(Income)[1]	Amortization	(Loss)[2]

Gold
North America	$748	$384	$15	$9	$(64)	$98	$306
South America	420	127	5	7	5	33	243
Australia Pacific	425	255	12	13	(7)	71	81
African Barrick Gold	142	81	2	8	2	17	32
Copper
South America	217	94	—	—	2	19	102
Capital Projects[3]	—	—	23	—	2	1	(26)
Barrick Energy	13	8	—	1	1	7	(4)

	$1,965	$949	$57	$38	$(59)	$246	$734

Income Statement Information

			Exploration &
For the six months ended		Cost of	Project		Other Expenses		Segment Income
June 30, 2010	Sales	Sales	Development	RBU Costs	(Income)[1]	Amortization	(Loss)[2]

Gold
North America	$1,705	$752	$48	$17	$27	$226	$635
South America	1,372	260	9	19	19	98	967
Australia Pacific	1,140	620	23	23	25	124	325
African Barrick Gold	441	233	7	17	15	62	107
Copper
South America	498	161	—	—	7	40	290
Capital Projects[3]	—	—	51	1	4	2	(58)
Barrick Energy	47	26	—	3	2	22	(6)

	$5,203	$2,052	$138	$80	$99	$574	$2,260

Income Statement Information

			Exploration &
For the six months ended		Cost of	Project		Other Expenses		Segment Income
June 30, 2009	Sales	Sales	Development	RBU Costs	(Income)[1]	Amortization	(Loss)[2]

Gold
North America	$1,418	$744	$28	$18	$(38)	$178	$488
South America	776	242	11	13	17	63	430
Australia Pacific	837	530	25	22	—	140	120
African Barrick Gold	256	152	3	15	1	32	53
Copper
South America	429	192	1	—	6	37	193
Capital Projects[3]	—	—	60	1	(2)	1	(60)
Barrick Energy	24	17	—	3	2	14	(12)

	$3,740	$1,877	$128	$72	$(14)	$465	$1,212

[1]	Other expenses include accretion expense. For the three months ended June 30, 2010, accretion expense was $15 million (2009: $15 million) and for the six months ended June 30, 2010, accretion expense was $26 million (2009: $29 million). See note 14 for further details.

[2]	We manage the performance of our regional business units using a measure of income before interest and taxes, consequently interest income, interest expense and income taxes are not allocated to our regional business units.

[3]	Segment loss for the Capital Projects segment includes project development expense and losses from capital projects held through equity investees. See notes 7 and 12 for further details. For the six months ended June 30, 2010, Capital Projects other expenses (income) includes a $29 million pre-tax gain on the acquisition of the 25% interest in Cerro Casale (note 3F).

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes and Other Items

	For the three months		For the six months
	ended June 30		ended June 30
	2010	2009	2010	2009

Segment income	$1,124	$734	$2,260	$1,212
Amortization of corporate assets	(6)	(4)	(11)	(26)
Exploration	(2)	(3)	(3)	(4)
Other project expenses	(11)	(8)	(18)	(20)
Corporate administration	(45)	(45)	(77)	(80)
Other expense	(54)	(2)	(70)	(5)
Impairment charges	(7)	—	(7)	—
Interest income	2	2	6	5
Interest expense	(38)	(14)	(73)	(16)
Write-down of investments	—	—	—	(1)
Loss from capital projects held through equity investees	10	19	31	49

Income before income taxes and other items	$973	$679	$2,038	$1,114

Asset Information

	For the three		For the six
	months ended		months ended
Segment capital expenditures[1]	June 30		June 30
	2010	2009	2010	2009

Gold
North America	$95	$140	$195	$257
South America	53	37	82	70
Australia Pacific	58	40	106	74
African Barrick Gold	33	40	57	54
Copper
South America	5	17	10	20
Capital Projects	515	296	982	607
Barrick Energy	15	8	30	11

Segment total	774	578	1,462	1,093
Other items not allocated to segments	12	2	14	4

Enterprise total	$786	$580	$1,476	$1,097

[1]	Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended June 30, 2010, cash expenditures were $762 million (2009: $602 million) and the increase in accrued expenditures were $24 million (2009: $22 million decrease). For the six months ended June 30, 2010, cash expenditures were $1,392 million (2009: $1,068 million) and the increase in accrued expenditures were $84 million (2009: $29 million increase).
5 > REVENUE

	For the three months		For the six months
	ended June 30		ended June 30
	2010	2009	2010	2009

Gold bullion sales[1,2]
Spot market sales	$2,317	$1,698	$4,563	$3,222
Concentrate sales[3]	50	37	95	65

	2,367	1,735	4,658	3,287
Copper sales[1,4]
Copper cathode sales	250	217	495	429
Concentrate sales	2	—	3	—

	252	217	498	429

Oil and gas sales	$23	$13	$47	$24

	$2,642	$1,965	$5,203	$3,740

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see notes 15E and 19).

[2]	Gold sales include gains and losses on non-hedge derivative contracts: For the three months ended June 30, 2010: $6 million gain (2009: $9 million gain), six months ended June 30, 2010: $15 million gain (2009: $23 million gain).

[3]	Concentrate sales include gains and losses on embedded derivatives in smelting contracts: For the three months ended June 30, 2010: $1 million gain (2009: $nil), six months ended June 30, 2010: $1 million gain (2009: $nil).

[4]	Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment: For the three months ended June 30, 2010: $18 million gain (2009: $18 million loss), six months ended June 30, 2010: $27 million gain (2009: $33 million loss). Sales also include gains and losses on embedded derivatives in copper smelting contracts: For the three months ended June 30, 2010: $nil (2009: $1 million gain), six months ended June 30, 2010: $nil (2009: $1 million gain).
Provisional Copper and Gold Sales
We had the following revenues before treatment and refining charges subject to final price adjustments:

At June 30	2010	2009

Copper	$71	$40
Gold	—	11

The final price adjustments realized were as follows:

	For the three months		For the six months
Gain (loss)	ended June 30		ended June 30
	2010	2009	2010	2009

Copper	$(28)	$16	$(23)	$36
Gold	2	—	2	—

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > COST OF SALES

	Gold		Copper		Oil & Gas
For the three months ended June 30	2010	2009	2010	2009	2010	2009

Cost of goods sold[1]	$886	$799	$86	$94	$8	$6
Unrealized (gains) losses on non-hedge contracts	(2)	(4)	—	—	—	—
By-product revenues	(32)	(15)	(1)	—	—	—
Royalty expense	66	56	—	—	5	2
Mining production taxes	19	11	—	—	—	—

	$937	$847	$85	$94	$13	$8

	Gold		Copper		Oil & Gas
For the six months ended June 30	2010	2009	2010	2009	2010	2009

Cost of goods sold[1]	$1,757	$1,581	$163	$192	$16	$13
Unrealized (gains) losses on non-hedge contracts	(2)	(8)	—	—	—	—
By-product revenues	(64)	(28)	(2)	—	—	—
Royalty expense	136	101	—	—	10	4
Mining production taxes	38	22	—	—	—	—

	$1,865	$1,668	$161	$192	$26	$17

[1]	Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $nil for the three months ended June 30, 2010 (2009: $1 million) and $2 million for six months ended June 30, 2010 (2009: $1 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $286 million for the three months ended June 30, 2010 (2009: $241 million) and $558 million for the six months ended June 30, 2010 (2009: $458 million).
7 > EXPLORATION AND PROJECT DEVELOPMENT EXPENSE

	For the three		For the six
	months ended		months ended
	June 30		June 30
	2010	2009	2010	2009

Exploration:
Minesite exploration	$16	$7	$26	$16
Projects	28	28	50	49

	44	35	76	65

Project development expense:
Pueblo Viejo[1]	1	(1)	1	—
Sedibelo	—	3	1	5
Fedorova	1	1	1	1
Pascua-Lama	4	2	6	5
Kainantu	1	2	2	4
Cerro Casale	11	—	11	—
Pinson	—	—	—	2
Other	4	3	9	9

	22	10	31	26

Other project expenses[2]	10	4	21	12

	$32	$14	$52	$38

[1]	We record a non-controlling interest recovery for our partner’s share of expenditures within “non-controlling interests” in the income statement. In 2009, the costs include a reimbursement of historical remediation expenditures.

[2]	Includes corporate development, research and development, and other corporate projects.
8 > OTHER CHARGES
A Other Expense

	For the three		For the six
	months ended		months ended
	June 30		June 30
	2010	2009	2010	2009

Regional business unit costs[1]	$43	$38	$80	$72
Severance costs	10	—	10	1
Currency translation losses[2]	12	—	33	—
Finance charges[3]	5	—	13	—
Community relations[4]	12	4	17	8
Environmental costs	6	2	9	8
World Gold Council fees	4	3	8	7
Non-hedge derivative losses	12	2	19	5
Provision for supply contract restructuring costs[5]	46	—	46	—
Pension and other post- retirement benefit expense	1	1	2	3
Other items	10	12	26	26

	$161	$62	$263	$130

[1]	Relates to costs incurred at regional business unit offices.

[2]	Amounts attributable to currency translation losses on working capital.

[3]	Represents accrued financing charges on the remaining settlement obligation to close out gold sales contracts.

[4]	Amounts mainly related to community programs and other related expenses.

[5]	Amount relates to the present value of required payments to restructure a tire supply contract.

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

B Impairment Charges

	For the three months		For the six months
	ended June 30		ended June 30
	2010	2009	2010	2009

Write-down of intangibles	$7	$—	$7	$—
Write-down of investments (note 12)	—	—	—	1

	$7	$—	$7	$1

C Other Income

	For the three		For the six
	months ended		months ended
	June 30		June 30
	2010	2009	2010	2009

Gain on sale of assets	$—	$8	$4	$10
Gain on acquisition of assets[1]	—	72	29	72
Currency translation gains[2]	—	11	—	4
Royalty income	3	1	3	2
Interest income	2	2	2	3
Other	2	2	2	5

	$7	$96	$40	$96

[1]	Relates to a $29 million gain recorded on gaining control of Cerro Casale following the acquisition of an additional 25% interest (note 3F). In the second quarter of 2009, we completed the acquisition of the remaining 50% interest in Hemlo. We grossed up our 50% interest in the assets and liabilities of Hemlo held prior to this transactions to their current fair values. The net gain recognized on the acquisition was $72 million.

[2]	Amounts attributable to currency translation gains on working capital balances.
9 > INCOME TAX EXPENSE

	For the three		For the six
	months ended		months ended
	June 30		June 30
	2010	2009	2010	2009

Current	$194	$176	$493	$275
Deferred	14	13	37	(49)

	$208	$189	$530	$226

Actual effective tax rate	21%	28%	26%	20%
Impact of legislative amendments in Australia	8%	—	4%	—
Impact of gain on acquisition of Hemlo	—	3%	—	2%
Impact of net currency translation gains/(losses) on deferred tax balances	—	(2%)	—	1%
Canadian functional currency election	—	—	—	6%

Estimated effective tax rate on ordinary income	29%	29%	30%	29%

The primary reasons why our effective income tax rate on ordinary income differs from the 31% Canadian statutory rate are mainly due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions, some of which have lower tax rates than the applicable Canadian federal and provincial rates.
Currency Translation
Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Australian and Papua New Guinea net deferred tax liabilities. These translation gains/losses are included within deferred tax expense/recovery.
Impact of Legislative Amendments in Australia
In Australia, we elected to enter into the consolidated tax regime in 2004 (in 2002 for the former Placer Dome Inc. subsidiaries). At the time the elections were made, there were certain accrued gains that were required to be included in taxable income upon subsequent realization. In second quarter 2010, clarifying legislative amendments to the Australian consolidation tax rules were enacted. These amendments enable us to reduce the inclusion of certain of these accrued gains, resulting in a permanent decrease in taxable income. The impact of the amendment is a current tax recovery of $78 million recorded in second quarter 2010.
Canadian Functional Currency Election
In fourth quarter 2008, we filed an election under Canadian draft legislation to prepare some of our Canadian tax returns using US dollar functional currency effective January 1, 2008. The legislation was enacted in first quarter 2009 which resulted in a one-time benefit of $70 million.
Decrease to Unrecognized Tax Benefits
In second quarter 2010, we made payments of $1 million, and in first quarter 2010, we made payments of $2 million in settlement of US unrecognized tax benefits. We expect the amount of unrecognized tax benefits to further decrease within 12 months of the reporting date by approximately $2 to $4 million related primarily to the expected settlement of income tax and mining tax assessments.
We further anticipate that it is reasonably possible for the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $37 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

10 > EARNINGS PER SHARE

	For the three months ended June 30				For the six months ended June 30
($ millions, except shares in millions and per share amounts in dollars)	2010		2009		2010		2009
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Income from continuing operations	$747	$747	$470	$470	$1,470	$1,470	$838	$838
Plus: interest on convertible debentures	—	—	—	1	—	1	—	1

Income available to common shareholders and after assumed conversions	747	747	470	471	1,470	1,471	838	839
Income from discontinued operations	36	36	22	22	71	71	25	25

Net income	$783	$783	$492	$493	$1,541	$1,542	$863	$864

Weighted average shares outstanding	985	985	873	873	985	985	873	873
Effect of dilutive securities
Stock options	—	3	—	3	—	3	—	3
Convertible debentures	—	9	—	9	—	9	—	9

	985	997	873	885	985	997	873	885

Earnings per share
Income from continuing operations	$0.76	$0.75	$0.54	$0.53	$1.49	$1.48	$0.96	$0.95
Net income	$0.79	$0.79	$0.56	$0.56	$1.56	$1.55	$0.99	$0.98

11 > CASH FLOW — OTHER ITEMS

	For the three months ended		For the six months ended
A Operating Cash Flows-Other Items	June 30		June 30
	2010	2009	2010	2009

Adjustments for non-cash income statement items:
Currency translation losses (gains) (note 8A and 8C)	$12	$(11)	$33	$(4)
Amortization of discount/premium on debt securities	(2)	(2)	(4)	(4)
Stock option expense	5	6	6	10
Loss from equity investees (note 12)	9	20	29	48
Non-controlling interests (note 20)	9	—	9	2
Inventory impairment charges (note 13)	—	1	2	1
Net change in working capital items, excluding inventory and income taxes payable	58	73	(3)	(79)
Settlement of AROs	(11)	(8)	(22)	(14)

Other net operating activities	$80	$79	$50	$(40)

Operating cash flow includes payments for:
Cash interest paid	$60	$8	$74	$9

	For the three months ended		For the six months ended
B Investing Cash Flows-Other Items	June 30		June 30
	2010	2009	2010	2009

Funding for equity investees (note 12)	$(14)	$(14)	$(32)	$(30)
Other	—	(3)	—	(4)

Other net investing activities	$(14)	$(17)	$(32)	$(34)

	For the three months ended		For the six months ended
C Financing Cash Flows-Other Items	June 30		June 30
	2010	2009	2010	2009

Financing fees on long-term debt	$(31)	$—	$(31)	$(5)
Derivative settlements	(1)	(4)	13	(6)

Other net financing activities	$(32)	$(4)	$(18)	$(11)

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

12 > EQUITY IN INVESTEES AND OTHER INVESTMENTS
A Equity Method Investment Continuity

	Highland	Atacama[1]	Cerro Casale	Donlin Creek	Kabanga	Total

At January 1, 2010	$41	$157	$861	$75	$2	$1,136
Equity pick-up (loss) from equity investees	2	(13)	(6)	(9)	(3)	(29)
Capitalized interest	—	4	12	2	—	18
Funding	—	6	12	11	3	32
Transfer to property, plant & equipment[2]	—	—	(879)	—	—	(879)

At June 30, 2010	$43	$154	$—	$79	$2	$278

Publicly traded	Yes	No	No	No	No

[1]	Represents our investment in Reko Diq.

[2]	The carrying amount of the Cerro Casale investment has been transferred to property, plant and equipment as a result of our obtaining control over the entity due to the acquisition of an additional 25% interest. See note 3F for further details.
B Other Investments

	At Jun. 30, 2010	At Dec.31, 2009

Available-for-sale securities	$54	$61
Other investments	31	31

	$85	$92

	At Jun. 30, 2010		At Dec.31, 2009
		Gains		Gains
	Fair	(losses)	Fair	(losses)
	value[1]	in OCI	value	in OCI

Available-for-sale securities
Securities in an unrealized gain position
Equity securities	$47	$25	$54	$27
Benefit plans[2]
Fixed-income	2	—	1	—
Equity	—	—	5	—

	49	25	60	27

Securities in an unrealized loss position
Other equity securities[3]	5	(1)	1	—

	54	24	61	27

Other investments

Long-term loan receivable[4]	31	n/a	31	n/a

	$85	$24	$92	$27

[1]	Refer to note 16 for further information on the measurement of fair value.

[2]	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

[3]	Other equity securities in a loss position consist of investments in various junior mining companies.

[4]	The long-term loan receivable is measured at amortized cost.
Impairment Charges

	For the three months		For the six months
	ended June 30		ended June 30
	2010	2009	2010	2009

Write-down of investments	$—	$—	$—	$1

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > INVENTORIES

	Gold		Copper
	At Jun.30,	At Dec.31,	At Jun.30,	At Dec.31,
	2010	2009	2010	2009

Raw materials
Ore in stockpiles	$1,156	$1,052	$89	$77
Ore on leach pads	189	215	146	172
Mine operating supplies	509	488	24	19
Work in process	267	215	46	5
Finished products
Gold doré	65	69	—	—
Copper cathode	—	—	13	4
Gold concentrate	21	20	—	—

	2,207	2,059	318	277
Non-current ore in stockpiles[1]	(725)	(679)	(129)	(117)

	$1,482	$1,380	$189	$160

[1]	Ore that we do not expect to process in the next 12 months is classified within other assets.

	For the three months		For the six months
	ended June 30		ended June 30
	2010	2009	2010	2009

Inventory impairment charges	$—	$1	$2	$1

Purchase Commitments
At June 30, 2010, we had purchase obligations for supplies and consumables of approximately $1,142 million.
14 > PROPERTY, PLANT AND EQUIPMENT
A Unamortized Assets
Acquired Mineral Properties and Capitalized Mine Development Costs

	Carrying	Carrying
	amount at	amount at
	Jun.30, 2010	Dec.31, 2009

Exploration projects and other land positions

PNG land positions	$191	$187

ABG exploration properties[1]	80	—
Other	22	22
Value beyond proven and probable reserves at producing mines	409	423
Capital Projects
Pascua-Lama	1,538	1,081
Pueblo Viejo[2]	1,839	1,321
Sedibelo	15	9
Cerro Casale[2,3]	1,750	—
Punta Colorado Wind Farm	114	115

	$5,958	$3,158

[1]	Represents amounts allocated to exploration properties as a result of the Tusker acquisition. See note 3B for further details.

[2]	Amounts presented are on a 100% basis and include our partner’s non-controlling interest.

[3]	The carrying amount of the Cerro Casale investment has been transferred to property, plant and equipment as a result of our obtaining control over the entity due to the acquisition of an additional 25% interest. See note 3F for further details.
B Amortization and Accretion

	For the three months		For the six months
	ended June 30		ended June 30
	2010	2009	2010	2009

Amortization	$301	$250	$585	$491
Accretion	15	15	26	29

	$316	$265	$611	$520

C Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $1,060 million at June 30, 2010 for construction activities at our capital projects.
15 > FINANCIAL INSTRUMENTS
Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

A Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money markets with original maturities of less than 90 days.
B Long-Term Debt
Interest costs

	For the three months		For the six months
	ended June 30		ended June 30
	2010	2009	2010	2009

Incurred	$104	$80	$201	$149
Capitalized	(66)	(66)	(128)	(133)

Interest expensed	$38	$14	$73	$16

For the six months ended June 30, 2010, Pascua-Lama, Pueblo Viejo, Donlin Creek, Reko Diq, Cerro Casale, PNG land positions, Kabanga, Golden Sunlight and Punta Colorado Wind Farm qualified for interest capitalization. Cortez Hills qualified for capitalization until February 1, 2010, when it went into production.
Pueblo Viejo Project Financing Agreement
In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for Pueblo Viejo. The lending syndicate is comprised of international financial institutions including export development agencies and commercial banks. The amount is divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively. The $400 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+5.10% (inclusive of political risk insurance premium) for years 13-15. The $375 million tranche bears a fixed coupon of 4.02% for the entire 15 years . The $260 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+4.85% (inclusive of political risk insurance premium) for years 11-12. Barrick and Goldcorp each provided a guarantee for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events. In June 2010 we received approximately $780 million on this financing agreement by fully drawing on the $400 million and $260 million tranches and a portion of the $375 million tranche.
Fixed Rate Notes
We provide an unconditional and irrevocable guarantee on debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. and $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC. These payments will rank equally with our other unsecured and unsubordinated obligations.
C Use of Derivative Instruments (“Derivatives”) in Risk Management
In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item			Impacted by
•	Sales		•	Prices of gold, copper, oil and natural gas
•	Cost of sales
	o	Consumption of diesel fuel, propane, natural gas, and electricity	•	Prices of diesel fuel, propane, natural gas, and electricity
	o	Non-US dollar expenditures	•	Currency exchange rates-US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS, GBP and ZAR
	o	By-product credits	•	Prices of silver and copper
•	Corporate and regional administration, exploration and business development costs		•	Currency exchange rates-US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR
•	Capital expenditures
	o	Non-US dollar capital expenditures	•	Currency exchange rates-US dollar versus A$, ARS, C$, CLP, EUR and PGK
	o	Consumption of steel	•	Price of steel
•	Interest earned on cash and equivalents		•	US dollar interest rates
•	Interest paid on fixed-rate debt		•	US dollar interest rates
The timeframe and manner in which we manage risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.
The primary objective of our risk management program is to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict hedge effectiveness criteria. These derivative instruments are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

D Other Use of Derivative Instruments
We also enter into derivative instruments with the objective of realizing trading gains to increase our reported net income.
We enter into purchased and written contracts with the primary objective of increasing the realized price on our gold and copper sales. During the quarter, we wrote gold put and call options with an average outstanding notional volume of 0.2 million and 0.3 million ounces, respectively, on a net basis. We also held other net purchased gold long positions during the quarter with an average outstanding notional of 0.1 million ounces. During the quarter, we held purchased copper call options averaging 13.2 million pounds.
As a result of these activities, we recorded realized gains of $6 million on gold contracts and realized losses of $1 million on copper contracts, in gold sales and copper sales, respectively, in the quarter. There are no outstanding gold and copper positions attributable to these trading activities as at June 30, 2010.
E Summary of Derivatives at June 30, 2010

					Accounting Classification by			Fair value
	Notional Amount by Term to Maturity				Notional Amount			(USD)
			4 to 5		Cash flow	Fair value	Non-
	Within 1 year	2 to 3 years	years	Total	hedge	hedge	Hedge

US dollar interest rate contracts
Total receive — fixed swap positions	$(200)	$—	$200	$—	$—	$200	$(200)	$(3)
Receive fixed swaptions	100	—	—	100	—	—	100	—
Currency contracts
A$:US$ contracts (A$ millions)	1,507	2,380	957	4,844	4,836	—	8	130
C$:US$ contracts (C$ millions)	331	169	—	500	500	—	—	2
CLP:US$ contracts (CLP millions)[1]	181,618	161,770	—	343,388	142,813	—	200,575	(15)
EUR:US$ contracts (EUR millions)	28	10	—	38	38	—	—	(6)

Commodity contracts
Copper collar sell contracts (millions of pounds)	182	53	—	235	188	—	47	22
Copper net sold call contracts (millions of pounds)	53	—	—	53	—	—	53	5
Diesel contracts (thousands of barrels)[2]	2,486	2,245	200	4,931	4,916	—	15	(14)
Propane contracts (millions of gallons)	13	12	—	25	25	—	—	(1)
Natural gas contracts (thousands of gigajoules)	475	—	—	475	352	—	123	1
Electricity contracts (thousands of megawatt hours)	30	20	—	50	—	—	50	—

[1]	Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua Lama project.

[2]	Diesel commodity contracts represent a combination of WTI, ULSD and ULSD/WTI Crack spread swaps, WTB, MOPS and JET hedge contracts. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel, ULSD represents Ultra Low Sulfur Diesel US Gulf Coast.

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives
	At Jun. 30, 2010		At Dec. 31, 2009		At Jun. 30, 2010		At Dec. 31, 2009
	Balance		Balance				Balance
	Sheet	Fair	Sheet	Fair	Balance Sheet	Fair	Sheet	Fair
	Classification	Value	Classification	Value	Classification	Value	Classification	Value

Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$5	Other assets	$—	Other liabilities	$—	Other liabilities	$—
Currency contracts	Other assets	208	Other assets	374	Other liabilities	89	Other liabilities	9
Commodity contracts	Other assets	75	Other assets	53	Other liabilities	58	Other liabilities	131

Total derivatives classified as hedging instruments		$288		$427		$147		$140

Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$—	Other assets	$1	Other liabilities	$8	Other liabilities	$7
Currency contracts	Other assets	12	Other assets	15	Other liabilities	20	Other liabilities	9
Commodity contracts	Other assets	9	Other assets	61	Other liabilities	13	Other liabilities	43

Total derivatives not designated as hedging instruments		$21		$77		$41		$59

Total derivatives		$309		$504		$188		$199

US Dollar Interest Rate Contracts
Fair Value Contracts
We have $200 million receive-fixed swap positions outstanding to hedge changes in the fair value of a portion of our long-term fixed-rate debt. Changes in the fair value of the swaps are recorded in interest expense. Prospective and retrospective hedge effectiveness is assessed using the dollar-offset method. The prospective test involves comparing the change in the fair value of both the derivative and the hedge notional of the debenture caused by stressing the current market benchmark rate. The retrospective test involves comparing the effect of historic changes in the benchmark rate since hedge inception on the fair value of both the hedging instrument and the hedged item, and ineffectiveness is naturally recognized in interest income/expense when a mismatch occurs in the fair value change of the derivative and the hedged notional of the debenture.
Non-Hedge Contracts
During the quarter, we entered into $200 million pay fixed interest rate swap positions to economically hedge the US dollar interest rate risk implicit in a prior gold lease rate swap position. Changes in the fair value of these interest rate swaps are recognized in current period earnings through interest expense.
Currency Contracts
Cash Flow Hedges
During the quarter, currency contracts totaling A$795 million, C$180 million, EUR 8 million, and CLP 55,640 million have been designated against forecasted non-US dollar denominated expenditures, some of which are hedges that matured within the quarter. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years.
Hedged items that relate to operating and/or sustaining capital expenditures are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For C$341 million, A$110 million, and CLP 36,900 million of collar contracts, we have concluded that the hedges are 100% effective because the critical terms (including notional amount and maturity date) of the hedged items and the currency contracts are the same. For all remaining currency hedges, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on a regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in forward exchange rates over the last three years. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative, and ineffectiveness is measured using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings.
Hedged items that relate to pre-production expenditures at our development projects are identified as the stated

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

quantity of dollars of the forecasted expenditures associated with a specific transaction in a pre-defined time period. For C$14 million, A$55 million, EUR 38 million and CLP 61,900 million hedge effectiveness is assessed using the dual spot method, where changes in fair value attributable to changes in spot prices are calculated on a discounted basis for the actual derivative and an undiscounted basis for the hypothetical derivative. The effectiveness testing excludes time value of the hedging instrument. Prospective and retrospective hedge effectiveness uses a dollar offset method.
Non-hedge Contracts
We concluded that CLP 200,575 million of collar contracts do not meet the effectiveness criteria of the dual spot method. These contracts represent an economic hedge of pre-production capital expenditures at our Pascua Lama project. Although not qualifying as an accounting hedge, the contracts protect us against variability of the CLP to the US dollar on pre-production expenditures at our Pascua Lama project. Changes in the fair value of the non-hedge CLP contracts are recorded in current period other expense. In the quarter, we recorded an unrealized loss of $10 million on the outstanding CLP collar contracts. The remaining non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value of non-hedge currency contracts are recorded in current period cost of sales, corporate administration, other income, other expense or income tax expense according to the intention of the hedging instrument.
Commodity Contracts
Diesel/Propane/Electricity/Natural Gas
Cash Flow Hedges
During the quarter, we entered into 408 thousand barrels of WTI forwards, 120 thousand barrels of ULSD forwards, 813 thousand barrels of MOPS forwards, and 48 thousand barrels of WTB forwards, 48 thousand barrels of JET forwards and 11 million gallons of propane forwards designated against forecasted fuel purchases for expected consumption at our mines. The designated contracts act as a hedge against variability in market prices on the cost of future fuel purchases over the next four years. Hedged items are identified as the first stated quantity of forecasted consumption purchased in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative, and ineffectiveness is measured using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings.
Non-hedge Contracts
Non-hedge electricity contracts of 50 thousand megawatt hours are used to mitigate the risk of price changes on electricity consumption at Barrick Energy. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of changes in electricity prices. Changes in the fair value of non-hedge electricity contracts are recorded in current period cost of sales.
Copper
Cash Flow Hedges
Copper collar contracts totaling 187 million pounds have been designated as hedges against copper cathode sales at our Zaldívar mine. The contracts contain purchased put and sold call options with weighted average strike prices of $2.68/lb and $3.92/lb, respectively.
For collars designated against copper cathode production, the hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.
Non-Hedge Contracts
We have 47 million pounds of collar sell contracts that we continue to hold as non-hedge contracts that will economically hedge future copper sales at our Zaldivar mine. The remaining crystallized losses of $22 million will be released from OCI and recorded in copper revenue throughout the remainder of 2010, when the originally designated sales occur. The contracts contain purchased put and sold call options with an average strike of $2.05/lb and $3.04/lb, respectively.

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

During the quarter, we purchased 6 million pounds of call options at an average strike of $3.99/lb and sold 6 million pounds of put options at an average strike of $2.49/lb. These contracts are not designated as cash flow hedges. Changes in the fair value of these copper options are recorded in current period revenue.
Non-hedge Gains (Losses)

	For the three months		For the six months
	ended June 30		ended June 30

	2010	2009	2010	2009	Income statement classification

Risk Management Activities
Commodity contracts
Copper	$25	$(22)	$34	$(39)	Revenue
Fuel	—	2	—	4	Cost of sales
Currency contracts	(11)	(1)	(16)	(4)	Cost of sales/corporate administration/other income/expense/income tax expense
Interest rate contracts	(5)	1	(3)	(2)	Interest income/expense

	9	(20)	15	(41)

Other Use of Derivative Instruments
Commodity contracts
Gold	6	9	15	23	Revenue
Copper	—	1	(1)	1	Revenue

	6	10	14	24

Other Gains (Losses)
Hedge ineffectiveness	(1)	—	3	1	Cost of sales/revenue/other income
Amounts excluded from effectiveness test	(3)	1	(4)	1	Other income/expense

	$11	$(9)	$28	$(15)

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Cash Flow Hedge Gains (Losses) in OCI

							Interest rate
	Commodity price hedges			Currency hedges			hedges

				Operating	Administration/other	Capital	Long-term
	Gold/Silver	Copper	Fuel	costs	costs[2]	expenditures	debt	Total

At Dec. 31, 2009	$3	$(72)	$(4)	$315	$19	$45	$(30)	$276
Effective portion of change in fair value of hedging instruments	—	62	(27)	(145)	15	(29)	—	(124)
Transfers to earnings:
On recording hedged items in earnings	(2)	18	16	(53)	(26)	1	1	(45)

At Jun. 30, 2010	$1	$8	$(15)	$117	$8	$17	$(29)	$107

		Copper	Cost of	Cost of	Administration/other		Interest
Hedge gains/losses classified within	Gold sales	sales	sales	sales	expense	Amortization	expense

Portion of hedge gain (loss) expected to affect 2010 earnings[1]	$—	$(22)	$(16)	$63	$6	$—	$(3)	$28

[1]	Based on the fair value of hedge contracts at June 30, 2010.

[2]	Includes GBP gains of $5 million on operating activities and $14 million on financing activities.
Cash Flow Hedge Gains (Losses) at June 30

				Amount of		Location of gain (loss)	Amount of gain (loss)
Derivatives in				gain(loss)		recognized in income	recognized in income
cash flow	Amount of gain		Location of gain (loss)	transferred from		(Ineffective portion and amount	(Ineffective portion and
hedging	(loss) recognized in		transferred from OCI into	OCI into income		excluded from effectiveness	amount excluded from
relationships	OCI		income (Effective portion)	(Effective portion)		testing)	effectiveness testing)

	2010	2009		2010	2009		2010	2009

Interest rate contracts	$—	$—	Interest income/expense	$(1)	$(2)	Interest income/expense	$—	$—
Foreign exchange contracts	(159)	514	Cost of sales/corporate administration/amortization	78	(51)	Cost of sales/corporate administration/amortization	(1)	2
Commodity contracts	35	(79)	Revenue/cost of sales	(32)	139	Revenue/cost of sales	—	—

Total	$(124)	$435		$45	$86		$(1)	$2

Fair Value Hedge Gains (Losses) at June 30

		Amount of gain (loss) recognized in
Derivatives in fair value hedging relationships	Location of gain (loss) recognized in income on derivative	income on derivative
		2010	2009

Interest rate contracts	Interest income/expense	$4	$—

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

16 > FAIR VALUE MEASUREMENTS
A Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements at June 30, 2010
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Cash equivalents	$2,562	$—	$—	$2,562
Available-for-sale securities	54	—	—	54
Receivables from provisional copper and gold sales	—	111	—	111
Settlement obligation to close out gold sales contracts	—	(660)	—	(660)

	$2,616	$(549)	$—	$2,067

B Fair Values of Financial Instruments

	At Jun. 30, 2010		At Dec. 31, 2009

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Financial assets
Cash and equivalents[1]	$3,851	$3,851	$2,564	$2,564
Accounts receivable[1]	256	256	251	251
Available-for-sale
securities[2]	54	54	61	61
Derivative assets	309	309	504	504

	$4,470	$4,470	$3,380	$3,380

Financial liabilities
Accounts payable[1]	$1,285	$1,285	$1,221	$1,221
Long-term debt[3]	7,038	7,843	6,335	6,723
Settlement obligation to close out gold and silver sales contracts	660	660	647	647
Derivative liabilities	188	188	199	199
Restricted share units[4]	137	137	124	124
Deferred share units[4]	56	56	6	6

	$9,364	$10,169	$8,532	$8,920

[1]	Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

[2]	Recorded at fair value. Quoted market prices are used to determine fair value.

[3]	Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods when a hedge relationship exists. The fair value of long-term debt is primarily determined using quoted market prices. Balance includes current portion of long-term debt.

[4]	Recorded at fair value based on our period-end closing market share price.
17 > OTHER NON-CURRENT LIABILITIES

	At Jun. 30, 2010	At Dec.31, 2009

Deposit on silver sale agreement	$175	$196
Settlement obligation to close out gold sales contracts	660	647
Pension benefits	88	96
Other post retirement benefits	25	26
Derivative liabilities	81	19
Restricted share units	93	91
Provision for supply contract restructuring costs	31	—
Other	74	70

	$1,227	$1,145

18 > CAPITAL STOCK
A Common Shares
Our authorized capital stock includes an unlimited number of common shares (issued 985,510,916 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); and 14,726,854 Second preferred shares Series A (issued nil).
B Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”) issued 11.1 million BGI exchangeable shares, which were each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and had essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines. We had the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. In first quarter 2009, the remaining 0.5 million BGI exchangeable shares were redeemed for 0.3 million Barrick common shares.

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

19 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

	For the three months ended		For the six months ended
	June 30		June 30

	2010	2009	2010	2009

Accumulated OCI at beginning of period
Cash flow hedge gains (losses), net of tax of $104, $119, $81, $89	$264	$(232)	$195	$(124)
Investments, net of tax of $2, $1, $3, $nil	22	3	24	(2)
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(129)	(206)	(141)	(197)
Pension plans and other post-retirement benefits, net of tax of $14, $19, $14, $19	(23)	(33)	(23)	(33)

	134	(468)	55	(356)

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	(253)	538	(124)	435
Changes in fair value of investments	—	13	(3)	18
Currency translation adjustments[1]	(26)	27	(14)	18
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	(8)	(51)	(45)	(86)
Investments:
Other than temporary impairment charges	—	—	—	1

Other comprehensive income (loss) before tax	(287)	527	(186)	386
Income tax recovery (expense) related to OCI	59	(155)	37	(126)

Other comprehensive income (loss), net of tax	$(228)	$372	$(149)	$260

Accumulated OCI at June 30
Cash flow hedge gains (losses), net of tax of $45, $35, $45, $35	$62	$101	$62	$101
Investments, net of tax of $2, $2, $2, $2	22	15	22	15
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(155)	(179)	(155)	(179)
Pension plans and other post-retirement benefits, net of tax of $14, $19, $14, $19	(23)	(33)	(23)	(33)

	$(94)	$(96)	$(94)	$(96)

[1]	Represents currency translation adjustments for Barrick Energy.
20 > NON-CONTROLLING INTERESTS

	Pueblo Viejo project	African Barrick Gold[1]	Cerro Casale[2]	Total

At January 1, 2010	$462	$22	$—	$484
Share of net earnings	—	12	(3)	9
Cash contributed	(18)	—	2	(16)
Other increase in non-controlling interest	—	646	454	1,100

At June 30, 2010	$444	$680	$453	$1,577

[1]	Represents non-controlling interest in ABG. The balance at January 1, 2010 includes the non-controlling interest of 30% in our Tulawaka mine.

[2]	Represents non-controlling interest in Cerro Casale. Refer to note 3F.

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

21 > LITIGATION AND CLAIMS
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
Cortez Hills Complaint
On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s (“FLPMA”) prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement did not meet the requirements of the National Environmental Policy Act (“NEPA”). The Plaintiffs subsequently dismissed their RFRA claim, with prejudice, conceding that it was without merit, in light of a decision in another case.
On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. On January 26, 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction. The Plaintiffs appealed that decision to the United States Court of Appeals for the Ninth Circuit, which heard oral arguments on June 10, 2009. On December 3, 2009, the Ninth Circuit issued an opinion in which it held that the Plaintiffs had failed to show that they were likely to succeed on the merits of their FLPMA claims, and thus were not entitled to an injunction based on those claims. The Ninth Circuit, however, held that Plaintiffs were likely to succeed on two of their NEPA claims and ordered that a supplemental EIS be prepared by Barrick that specifically provided more information on (i) the effectiveness of proposed mitigation measures for seeps and springs that might be affected by groundwater pumping, and (ii) the air quality impact of the shipment of refractory ore to Goldstrike for processing and that additional air quality modeling for fine particulate matter using updated EPA procedures should be performed and included in the supplemental EIS. The Ninth Circuit decision directed the District Court to enter an injunction consistent with the decision.
In April 2010, the District Court granted Barrick’s motion seeking a tailored preliminary injunction, which allows mining operations to continue while the supplemental EIS is being completed. In May 2010, the parties completed briefing of motions for summary judgment on all remaining issues in the case. The Court has the motions under consideration.
Marinduque Complaint
Placer Dome was named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The Complaint asserted that Placer Dome was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The action was removed to the U.S. District Court for the District of Nevada on motion of Placer Dome. On March 2, 2007, after the amalgamation of Placer Dome and Barrick Gold Corporation, the Court granted the Province’s motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint. On June 7, 2007, the Court issued an order granting the Company’s motion to dismiss on grounds of forum non conveniens. On January 16, 2008, the Court denied the Province’s motion for reconsideration of the order of dismissal.
The Province subsequently appealed to the U.S. Court of Appeals for the Ninth Circuit. On September 29, 2009, the Ninth Circuit reversed the decision of the District Court on the ground that the U.S. District Court lacked subject matter jurisdiction over the case and removal from the Nevada state court was improper. Barrick has filed a petition with the U.S. Supreme Court seeking review of the Ninth Circuit’s decision.
On March 17, 2010, the District Court entered an order of remand to Nevada state court. On April 8, 2010, the Company filed a motion to dismiss the claims in the Nevada state court on the grounds of forum non conveniens and a motion to stay all other proceedings in that court pending a ruling on the motion to dismiss. A hearing on the Company motions is scheduled to be heard on September 10, 2010.
The Company will continue to challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.
Calancan Bay (Philippines) Complaint
On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$1 billion.
On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI. On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. The motion has been briefed and is currently pending.
In October 2008, the plaintiffs filed their motion challenging PDI’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by Barrick. PDI opposed this motion. The motion has been briefed and is currently pending.
The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Perilla Complaint
On August 5, 2009, Barrick Gold Inc. was purportedly served in Ontario with a complaint filed on November 25, 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. In December 2009, the complaint was also purportedly served in Ontario in the name of Placer Dome Inc. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. Barrick Gold Inc. has moved to dismiss the complaint on a variety of grounds, which motion is now pending a decision of the Court following the failure of plaintiffs’ counsel to appear at the hearing on February 2, 2010 or to timely file any comment or opposition to the motion. Motions to dismiss the complaint on a variety of grounds have also been filed in the name of Placer Dome Inc. In May 2010, the plaintiffs filed a motion for an order to admit an amended complaint in which they are seeking additional remedies including temporary and permanent environmental protection orders. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit the amended complaint. An opposition to the plaintiffs’ motion to admit was also filed by Barrick Gold Inc. and Placer Dome Inc. on the same basis. This motion is now fully briefed and awaiting determination by the Court. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. No amounts have been accrued for any potential loss under this complaint.

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Pakistani Constitutional Litigation
On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).
The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.
On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. No court date has been set for the hearing of this matter. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.
Pueblo Viejo
In April, 2010, Pueblo Viejo Dominicana Corporation (PVDC) received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. de Pena Garcia Inc., and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking, and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an “Amparo” remedy, which typically includes some form of injunctive relief. PVDC requested the Supreme Court in Santo Domingo to change the venue. PVDC intends to vigorously defend the action.
22 > SUBSEQUENT EVENTS
We examined all significant transactions from our quarter-end close date of June 30, 2010 up to and including the date the financial statements were available to be issued and have not noted any significant events or transactions that would materially impact the financial statements as they are presented.

BARRICK SECOND QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CIBC Mellon Trust Company
Brookfield Place, TD Canada Trust Tower	P.O. Box 7010, Adelaide Street Postal Station
Suite 3700	Toronto, Canada M5C 2W9
161 Bay Street, P.O. Box 212	Tel: (416) 643-5500
Toronto, Canada M5J 2S1	Toll-free throughout North America: 1-800-387-0825
Tel: (416) 861-9911 Fax: (416) 861-0727	Fax: (416) 643-5501
Toll-free throughout North America: 1-800-720-7415	Email: inquiries@cibcmellon.com
Email: investor@barrick.com	Website: www.cibcmellon.com
Website: www.barrick.com
BNY MELLON SHAREOWNER SERVICES
SHARES LISTED	480 Washington Blvd. - 27th Floor
ABX - The New York Stock Exchange	Jersey City, NJ 07310
The Toronto Stock Exchange	Tel: 1-800-589-9836 Fax: (201) 680-4665
Email: shrrelations@mellon.com
Website: www.melloninvestor.com

INVESTOR CONTACT	MEDIA CONTACT
Deni Nicoski	Vincent Borg
Vice President, Investor Relations	Executive Vice President, Corporate Communications
Tel: (416) 307-7410	Tel: (416) 307-7477
Email: dnicoski@barrick.com	Email: vborg@barrick.com
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained in this Second Quarter Report 2010, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; adverse changes in our credit rating, level of indebtedness and liquidity, contests over title to properties, particularly title to undeveloped properties; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.